EXHIBIT A

AGREEMENT AND DECLARATION OF TRUST

of

EAGLE GROWTH AND INCOME OPPORTUNITIES FUND

(a Delaware statutory trust)

Dated as of May 14, 2015

TABLE OF CONTENTS

TABLE OF CONTENTS

<p style="text-align:center">**AGREEMENT AND DECLARATION OF TRUST**
of
Eagle Growth and Income Opportunities Fund</p>

THIS AGREEMENT AND DECLARATION OF TRUST is made as of the date set forth below by the Trustees named hereunder for the purpose of forming a Delaware statutory trust in accordance with the provisions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing, the Trustees do hereby declare that the Trustee or any successor Trustees will hold IN TRUST all cash, securities, and other assets which the Trust now possesses or may hereafter acquire from time to time in any manner and manage and dispose of the same upon the following terms and conditions for the benefit of the Trust as hereinafter set forth.

<p style="text-align:center">**ARTICLE I**
Name and Definitions</p>

Section 1. **Name.** This Trust shall be known as "Eagle Growth and Income Opportunities Fund," and the Trustees shall conduct the business of the Trust under that name or any other name or names as they may from time to time determine. Any name change shall become effective upon the execution by a majority of the then Trustees of an instrument setting forth the new name and the filing of a certificate of amendment pursuant to Section 3810(b) of the Delaware Statutory Trust Act (as defined below). Any such instrument shall not require the approval of the Shareholders, but shall have the status of an amendment to this Declaration.

Section 2. **Definitions.** Whenever used herein, unless otherwise required by the context or specifically provided:

(a) "Administrator" means a party furnishing services to the Trust pursuant to any administration contract described in Article IV, Section 8(a) hereof;

(b) "Affiliated Person" shall have the meaning given such term in the 1940 Act.

(c) "Assignment" shall have the meaning given such term in the 1940 Act.

(d) "By-Laws" shall mean the By-Laws of the Trust as amended from time to time, which By-Laws are expressly herein incorporated by reference as part of the "governing instrument" within the meaning of the Delaware Act;

(e) "Certificate of Trust" means the certificate of trust filed by the initial Trustee of this Trust on April 22, 2013, in the Office of the Secretary of State of the State of Delaware in accordance with the Delaware Act, as it may be amended or restated from time to time;

(f) "Code" means the Internal Revenue Code of 1986 (or any successor statute), as amended from time to time, and the rules and regulations thereunder, as adopted or amended from time to time;

(g)   "Commission" shall have the meaning given such term in the 1940 Act;

(h)   "Continuing Trustee" shall mean any member of the Board of Trustees who either (a) has been a member of the Board of Trustees for a period of at least thirty-six months (or since the commencement of the Trust's operation, if less than thirty-six months) or (b) was nominated to serve as a member of the Board of Trustees by a majority of the Continuing Trustees then members of the Board of Trustees;

(i)   "Declaration" or "Declaration of Trust" mean this Agreement and Declaration of Trust, as amended, supplemented or amended and restated from time to time;

(j)   "Delaware Statutory Trust Act" or "Delaware Act" mean the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq., as amended from time to time;

(k)   "Delaware General Corporation Law" means the Delaware General Corporation Law, 8 Del. C. § 100, et seq., as amended from time to time;

(l)   "Fundamental Policies" shall mean the investment policies and restrictions as set forth from time to time in any Prospectus or contained in any current Registration Statement on Form N-2 of the Trust filed with the Commission and designated as fundamental policies therein, as they may be amended from time to time in accordance with the requirements of the 1940 Act;

(m)   "Interested Person" shall have the meaning given it in Section 2(a)(19) of the 1940 Act;

(n)   "Adviser" means a party furnishing services to the Trust pursuant to any investment advisory contract described in Article IV, Section 8(a) hereof;

(o)   "Majority Shareholder Vote" shall mean a vote of "a majority of the outstanding voting securities" (as such term is defined in the 1940 Act) of the Trust with each class and series of Shares voting together as a single class, except to the extent otherwise required by the 1940 Act or this Declaration with respect to any one or more classes or series of Shares, in which case the applicable proportion of such classes or series of Shares voting as a separate class or series, as the case may be, also will be required;

(p)   "Net Asset Value" means the net asset value of each Outstanding Share, determined as provided in Article VI, Section 1 hereof;

(q)   "1940 Act" means the Investment Company Act of 1940, as amended from time to time, and the rules and regulations thereunder, as adopted or amended from time to time;

(r)   "Outstanding Shares" means Shares shown in the books of the Trust or its transfer agent as then-outstanding;

(s)   "Person" means and includes natural persons, corporations, partnerships, limited partnerships, separate accounts, statutory trusts and foreign statutory trusts, trusts, limited liability companies, associations, joint ventures, estates, custodians, nominees and any other individual or entity, whether or not a legal entity, in its own or any representative capacity, and

governments and agencies and political subdivisions thereof, in each case whether domestic or foreign;

(t)   "Principal Shareholder" means any corporation, person, entity, or group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the outstanding shares of the Trust and includes any "affiliate" or "associate," as those terms are defined in Rule 12b-2 under the Exchange Act, of a Principal Shareholder. For purposes of determining whether a corporation, person, entity or group is a Principal Shareholder, in addition to the Shares which the corporation, person, entity, or group beneficially owns directly, any corporation, person, entity, or group shall be deemed to be the beneficial owner of any Shares of the Trust (1) which it has the right to acquire pursuant to any agreement or upon exercise of conversion rights or warrants, or otherwise, or (2) which are beneficially owned, directly or indirectly, including Shares deemed owned through application of clause (1) above, by any other corporation, person, entity, or group with which it or its "affiliate" or "associate" has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of Shares of the Trust, or which is its "affiliate" or "associate," as so defined. Calculation of the outstanding shares of the Trust shall not include shares deemed owned through application of clause (1) above.

(u)   "Principal Underwriter" shall have the meaning given such term in the 1940 Act;

(v)   "Prospectus" shall mean the Prospectus and Statement of Additional Information of the Trust, if any, as in effect from time to time under the Securities Act.

(w)   "Securities Act" shall mean the Securities Act of 1933, as amended.

(x)   "Shareholder" means a record owner of Outstanding Shares;

(y)   "Shares" shall mean the transferable units of beneficial interest into which the beneficial interest in the Trust shall be divided from time to time and includes fractions of Shares as well as whole Shares. In addition, Shares also means any preferred shares or preferred units of beneficial interest which may be issued from time to time, as described herein. All references to Shares shall be deemed to be Shares of any or all series or classes as the context may require;

(z)   "Trust" means the Delaware statutory trust established under the Delaware Act by this Declaration of Trust and the filing of the Certificate of Trust in the Office of the Secretary of State of the State of Delaware;

(aa)   "Trust Property" means any and all property, real or personal, tangible or intangible, which is from time to time owned or held by or for the account of the Trust;

(bb)   "Trustees" means the "Person" or "Persons" who have signed this Declaration of Trust and all other Persons who may from time to time be duly elected or appointed and have qualified to serve as Trustees in accordance with the provisions hereof, in each case so long as such Person shall continue in office in accordance with the terms of this Declaration of Trust, and reference herein to a Trustee or the Trustees shall refer to such Person or Persons in his or her or their capacity as Trustees hereunder.

ARTICLE II
Purpose of Trust

The purpose of the Trust is to conduct, operate and carry on the business of a management investment company registered under the 1940 Act. In furtherance of the foregoing, it shall be the purpose of the Trust to do everything necessary, suitable, convenient or proper for the conduct, promotion and attainment of any businesses and purposes which at any time may be incidental or may appear conducive or expedient for the accomplishment of the business of a management investment company registered under the 1940 Act and which may be engaged in or carried on by a trust organized under the Delaware Act, and in connection therewith the Trust shall have the power and authority to engage in the foregoing and may exercise all of the powers conferred by the laws of the State of Delaware upon a Delaware statutory trust.

ARTICLE III
Shares of Beneficial Interest

Section 1.   **Beneficial Interest**

The beneficial interest in the Trust shall be divided into an unlimited number of transferable shares of beneficial interest, par value $0.001 per share. All Shares issued in accordance with the terms hereof, including, without limitation, Shares issued in connection with a dividend in Shares or a split of Shares, shall be fully paid and nonassessable when the consideration determined by the Trustees (if any) therefor shall have been received by the Trust.

Section 2.   **Other Securities**

The Trustees may, subject to the Fundamental Policies and the requirements of the 1940 Act, authorize and issue such other securities of the Trust as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Trustees see fit, including preferred interests, debt securities or other senior securities. To the extent that the Trustees authorize and issue preferred shares of any class or series, they are hereby authorized and empowered to amend or supplement this Declaration as they deem necessary or appropriate in the furtherance of, or related to, the issuance of such preferred shares, including to comply with the requirements of the 1940 Act or requirements imposed by the rating agencies or other Persons, all without the approval of Shareholders. Any such supplement or amendment shall be filed as is necessary. In addition, any such supplement or amendment may set forth the powers, preferences and special privileges of such preferred shares and any such supplement or amendment shall operate either as additions to or modifications of the powers, preferences and special privileges of any such preferred shares under this Declaration. To the extent the provisions set forth in such supplement or amendment conflict with the provisions of this Declaration with respect to any such rights, powers and privileges of the preferred shares, such amendment or supplement shall control. Except as contemplated by the immediately preceding sentence, this Declaration shall control as to the Trust generally and the powers, preferences and special privileges of the other Shareholders of the Trust. The Trustees are also authorized to take such actions and retain such persons as they see fit to offer and sell such securities.

Section 3. **Transfer of Shares**

Except as otherwise provided by the Trustees, Shares shall be transferable on the records of the Trust only by the record holder thereof or by its agent thereto duly authorized in writing, upon delivery to the Trustees or a transfer agent of the Trust of a duly executed instrument of transfer, together with such evidence of the genuineness of each such execution and authorization and of other matters (including compliance with any securities laws and contractual restrictions) as may reasonably be required. Upon such delivery the transfer shall be recorded on the applicable register of the Trust. Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereof and neither the Trustees nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.

Any person becoming entitled to any Shares in consequence of the death, bankruptcy, or incompetence of any Shareholder, or otherwise by operation of law, shall be recorded on the applicable register of Shares as the holder of such Shares upon production of the proper evidence thereof to the Trustees or a transfer agent of the Trust, but until such record is made, the Shareholder of record shall be deemed to be the holder of such for all purposes hereof, and neither the Trustees nor any transfer agent or registrar nor any officer or agent of the Trust shall be affected by any notice of such death, bankruptcy or incompetence, or other operation of law.

Section 4. **Register of Shares**

A register shall be kept at the offices of the Trust or any transfer agent duly appointed by the Trustees under the direction of the Trustees which shall contain the names and addresses of the Shareholders and the number of Shares held by them respectively and a record of all transfers thereof. Separate registers shall be established and maintained for each class or series of Shares. Each such register shall be conclusive as to who are the holders of the Shares of the applicable class or series of Shares and who shall be entitled to receive dividends or distributions or otherwise to exercise or enjoy the rights of Shareholders. No Shareholder shall be entitled to receive payment of any dividend or distribution, nor to have notice given to him as herein provided, until he has given his address to a transfer agent or such other officer or agent of the Trustees as shall keep the register for entry thereon. It is not contemplated that certificates will be issued for the Shares; however, the Trustees, in their discretion, may authorize the issuance of share certificates and promulgate appropriate fees therefore and rules and regulations as to their use.

Section 5. **Transfer Agent and Registrar**

The Trustees shall have power to employ a transfer agent or transfer agents, and a registrar or registrars, with respect to the Shares. The transfer agent or transfer agents may keep the applicable register and record therein, the original issues and transfers, if any, of the said Shares. Any such transfer agents and/or registrars shall perform the duties usually performed by transfer agents and registrars of certificates of stock in a corporation, as modified by the Trustees.

Section 6. **Notices**

Any and all notices to which any Shareholder hereunder may be entitled and any and all communications shall be deemed duly served or given if mailed, postage prepaid, addressed to any Shareholder of record at his last known address as recorded on the applicable register of the Trust.

Section 7. **Status of Shares**

The Shares shall be personal property giving only the rights in this Declaration specifically set forth. The ownership of the Trust Property of every description and the right to conduct any business herein before described are vested exclusively in the Trust, and the Shareholders shall have no interest therein other than the beneficial interest conferred by their Shares, and they shall have no right to call for any partition or division of any property, profits, rights or interests of the Trust nor can they be called upon to share or assume any losses of the Trust or suffer an assessment of any kind by virtue of their ownership of Shares. The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights (except as specified in Article III, Section 2 or as specified by the Trustees when creating the Shares, as in preferred shares).

Section 8. **Issuance of Shares**

The Trustees, in their discretion, may from time to time without vote of the Shareholders issue Shares including preferred shares that may have been established pursuant to Article III, Section 2, in addition to the then issued and outstanding Shares and Shares held in the treasury, to such party or parties and for such amount and type of consideration, including cash or property, at such time or times, and on such terms as the Trustees may determine, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with the assumption of, liabilities) and businesses. The Trustees may from time to time divide or combine the Shares into a greater or lesser number without thereby changing the proportionate beneficial interest in such Shares. Issuances and redemptions of Shares may be made in whole Shares and/or 1/1,000ths of a Share or multiples thereof as the Trustees may determine.

Section 9. **Limitation of Personal Liability**

No Shareholder shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or any series or class except by reason of their own acts or conduct. Neither the Trust nor the Trustees, nor any officer, employee, or agent of the Trust shall have any power to bind personally any Shareholders, nor, except as specifically provided herein, to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay. Shareholders shall have the same limitation of personal liability as is extended to shareholders of a private corporation for profit incorporated in the State of Delaware, to the extent that such limitation of liability is greater than the limitation of liability specifically provided in this Section.

Section 10.   Derivative Actions

(a)   No person, other than a Trustee, who is not a Shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Trust. No Shareholder may maintain a derivative action on behalf of the Trust unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action.

(b)   In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Trust only if the following conditions are met:

      (i)   the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not "independent trustees" (as that term is defined in the Delaware Act); and

      (ii)   unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.

Section 11.   Direct Actions

To the fullest extent permitted by Delaware law, the Shareholders' right to bring direct actions against the Trust and/or its Trustees is eliminated, except for a direct action to enforce an individual Shareholder right to vote or a direct action to enforce an individual Shareholder's rights under Sections 3805(e) or 3819 of the Delaware Statutory Trust Act. To the extent such right cannot be eliminated to this extent as a matter of Delaware law, then the conditions required for the bringing of a derivative action pursuant to Section 10 of the Declaration and Section 3816 of the Delaware Statutory Trust Act shall be equally applicable to bringing a direct action.

Section 12.   Indemnification of Shareholders

If any Shareholder or former Shareholder shall be held to be personally liable solely by reason of a claim or demand relating to such Person being or having been a Shareholder, and not because of such Person's acts or omissions, the Shareholder or former Shareholder (or such Person's heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such claim or demand. The Trust may, at its option, assume the defense of any such claim made against such Shareholder. The Trust shall not be responsible for satisfying any obligation arising from such a claim that has been settled by the Shareholder without the prior written notice to, and consent of, the Trust.

Section 13. Reports

The Trustees shall cause to be prepared at least annually and more frequently to the extent and in the form required by law, regulation or any exchange on which Trust Shares are listed, a report of operations containing a balance sheet and statement of income and undistributed income of the Trust prepared in conformity with generally accepted accounting principles and an opinion of an independent public accountant on such financial statements. Copies of such reports shall be mailed to all Shareholders of record within the time required by the 1940 Act, and in any event within a reasonable period preceding the meeting of Shareholders. The Trustees shall, in addition, furnish to the Shareholders at least semi-annually to the extent required by law, interim reports containing an unaudited balance sheet of the Trust as of the end of such period and an unaudited statement of income and surplus for the period from the beginning of the current fiscal year to the end of such period.

ARTICLE IV
Trustees

Section 1. Number and Qualification

Prior to the date when Shares are first sold pursuant to a public offering, there may be an initial Trustee who shall be the signatory hereto. Thereafter, the number of Trustees shall be determined by a written instrument signed by the sole initial Trustee or a majority of the Trustees then in office, provided that the number of Trustees shall be no less than three. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term. An individual nominated as a Trustee shall not be under legal disability at the time of nomination. Trustees need not own Shares and may succeed themselves in office.

Section 2. Term and Election

Prior to the date when Shares are first sold pursuant to a public offering, the Board of Trustees shall be divided into three classes, designated class I, class II and class III, and the Board of Trustees may from time to time alter the composition of these classes prior to the effectiveness of the initial Registration Statement relating to the Shares under the Securities Act. The Board of Trustees shall continue to be divided into these three classes as long as the Board of Trustees consists of at least three members. Each class shall consist, as nearly as may be possible, of one-third of the total number of Trustees constituting the entire Board of Trustees. Within the limits above specified, the number of the Trustees in each class shall be determined by resolution of the Board of Trustees. The term of office of the first class shall expire on the date of the first annual meeting of Shareholders or special meeting in lieu thereof following the effective date of the Registration Statement relating to the Shares under the Securities Act. The term of office of the second class shall expire on the date of the second annual meeting of Shareholders or special meeting in lieu thereof following the effective date of the initial Registration Statement relating to the Shares under the Securities Act. The term of office of the third class shall expire on the date of the third annual meeting of Shareholders or special meeting in lieu thereof following the effective date of the initial Registration Statement relating to the Shares under the Securities Act. Upon expiration of the term of office of each class as set forth above, the number of Trustees in such class, as determined by the Board of Trustees, shall be elected for a term

expiring on the date of the third annual meeting of Shareholders or special meeting in lieu thereof following such expiration to succeed the Trustees whose terms of office expire. After expiration of the term of office specified for a Trustee, the Trustee shall serve for terms of three years or until his or her successor is elected and qualifies. In the event that the Trustees authorize and issue preferred shares of any class or series, the Trustees are hereby authorized and empowered to amend or supplement this Declaration as they deem necessary or appropriate in the furtherance of, or related to, the issuance of such preferred shares, including to modify the structure or makeup of the classes of Trustees or to create a separate class of Trustees to represent the holders of preferred shares, all without shareholder approval. The Trustees shall be elected at an annual meeting of the Shareholders or special meeting in lieu thereof called for that purpose, except as provided in Section 3 of this Article IV, and each Trustee elected shall hold office until his or her successor shall have been elected and shall have qualified. In the event that the Trust does not hold an annual meeting of Shareholders pursuant to Article V, Section 1, the Trustees are hereby authorized and empowered to amend or supplement this Declaration as they deem necessary or appropriate to modify the class structure and terms of office of the Trustees, all without shareholder approval. The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, retirement, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office, or removal, of a Trustee.

Section 3. Resignation and Removal

Any of the Trustees may resign their trust (without need for prior or subsequent accounting) by an instrument in writing signed by such Trustee and delivered or mailed to the Trustees or the Chairman, if any, the President or the Secretary and such resignation shall be effective upon such delivery, or at a later date according to the terms of the instrument. Any of the Trustees may be removed from office only for "Cause" (as hereinafter defined) and only (i) by action of at least seventy-five percent (75%) of the outstanding Shares of the classes or series of Shares entitled to vote for the election of such Trustee, or (ii) by written instrument, signed by at least seventy-five percent (75%) of the remaining Trustees, specifying the date when such removal shall become effective. "Cause" for these purposes shall require willful misconduct, dishonesty or fraud on the part of the Trustee in the conduct of his or her office or such Trustee being convicted of a felony. Upon the resignation or removal of a Trustee, each such resigning or removed Trustee shall execute and deliver such documents as the remaining Trustees shall require for the purpose of conveying to the Trust or the remaining Trustees any Trust Property held in the name of such resigning or removed Trustee. Upon the incapacity or death of any Trustee, such Trustee's legal representative shall execute and deliver on such Trustee's behalf such documents as the remaining Trustees shall require as provided in the preceding sentence. Except to the extent expressly provided in a written agreement with the Trust, no Trustee resigning and no Trustee removed shall have any right to any compensation for any period following the effective date of his resignation or removal, or any right to damages on account of a removal.

Section 4. Effect of Death, Resignation, etc. of a Trustee

The death, declination to serve, resignation, retirement, removal or incapacity of one or more Trustees, or all of them, shall not operate to annul the Trust or to revoke any existing agency created pursuant to the terms of this Declaration of Trust. Whenever a vacancy in the Board of

Trustees shall occur, the remaining Trustees may fill such vacancy by appointing an individual having the qualifications described in this Article by a written instrument signed by a majority of the Trustees then in office or may leave such vacancy unfilled or may reduce the number of Trustees; provided the aggregate number of Trustees after such reduction shall not be less than the minimum number required by Article IV, Section 1 hereof; provided, further, that if the Shareholders of any class or series of Shares are entitled separately to elect one or more Trustees, a majority of the remaining Trustees or the sole remaining Trustee elected by that class or series may fill any vacancy among the number of Trustees elected by that class or series. Any Trustees appointed to fill a vacancy shall serve for the remainder of the full term of class in which the vacancy occurred and until a successor is elected and qualifies. Any vacancy created by an increase in Trustees may be filled by the appointment of an individual having the qualifications described in this Article made by a written instrument signed by a majority of the Trustees then in office. No vacancy shall operate to annul this Declaration or to revoke any existing agency created pursuant to the terms of this Declaration. Whenever a vacancy in the number of Trustees shall occur, until such vacancy is filled as provided herein, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by this Declaration. In the event of the death, declination, resignation, retirement, removal, or incapacity of all the then Trustees within a short period of time and without the opportunity for at least one Trustee being able to appoint additional Trustees to replace those no longer serving, the Trust's Adviser is empowered to appoint new Trustees subject to the provisions of Section 16(a) of the 1940 Act.

Section 5.   Powers and Duties

(a)   **General.** Except to the extent modified by the terms of this Declaration of Trust, the Trustees shall owe to the Trust and its Shareholders the same fiduciary duties (and only such fiduciary duties) as owed by directors of corporations to such corporations and their stockholders under the Delaware General Corporation Law. The Trustees may perform such acts as in their sole discretion are proper for conducting the business of the Trust. The enumeration of any specific power herein shall not be construed as limiting the aforesaid power. Such powers of the Trustees may be exercised without order of or resort to any court.

Subject to the provisions of this Declaration of Trust, the business of the Trust shall be managed by the Trustees, and the Trustees shall have all powers necessary or convenient to carry out that responsibility, including the power to engage in securities transactions of all kinds on behalf of the Trust. Without limiting the foregoing, the Trustees may adopt By-Laws not inconsistent with this Declaration of Trust providing for the management of the affairs of the Trust and may amend and repeal such By-Laws to the extent that such By-Laws do not reserve that right to the Shareholders; enlarge or reduce the number of Trustees; elect and remove, with or without cause, such officers and appoint and terminate such agents as they consider appropriate; appoint from their own number and establish and terminate one or more committees, consisting of two or more Trustees, that may exercise the powers and authority of the Board of Trustees to the extent that the Trustees so determine; employ one or more custodians of the assets of the Trust and authorize such custodians to employ sub-custodians and to deposit all or any part of such assets in a system or systems for the central handling of securities or with a Federal Reserve Bank; employ an Administrator for the Trust and authorize such Administrator to employ sub-administrators; employ an Adviser to the Trust and authorize such Adviser to employ sub-

advisers; retain a transfer agent or a shareholder servicing agent, or both; provide for the issuance and distribution of Shares by the Trust directly or through one or more Principal Underwriters or otherwise; redeem, repurchase and transfer Shares pursuant to applicable law; set record dates for the determination of Shareholders with respect to various matters; declare and pay dividends and distributions to Shareholders; and in general delegate such authority as they consider desirable to any officer of the Trust, to any committee of the Trustees and to any agent or employee of the Trust or to any such Adviser, Administrator, sub-adviser, sub-administrator, custodian, transfer agent, or Principal Underwriter. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of this Declaration of Trust, the presumption shall be in favor of a grant of power to the Trustees. Unless otherwise specified herein or in the By-Laws or required by law, any action by the Trustees shall be deemed effective if approved or taken by: (1) a majority of the Trustees present at a meeting of Trustees at which a quorum of Trustees is present, within or without the State of Delaware; or (2) by the written consent of a majority of the Trustees then in office, subject to any conditions, requirements, or restrictions contained in the By-Laws.

(b) **Legal Title.** Legal title to all of the Trust Property shall at all times be vested in the Trust as a separate legal entity, except that the Trustees may cause legal title to any Trust Property to be held by, or in the name of one or more of the Trustees acting for and on behalf of the Trust, or in the name of any person as nominee acting for and on behalf of the Trust. No Shareholder shall be deemed to have a severable ownership interest in any individual asset of the Trust, or any right of partition or possession thereof, but each Shareholder shall have, except as otherwise provided for herein, a proportionate undivided beneficial interest in the Trust. The Trust, or at the determination of the Trustees, one or more of the Trustees or a nominee acting for and on behalf of the Trust, shall be deemed to hold legal title and beneficial ownership of any income earned on securities of the Trust issued by any business entities formed, organized, or existing under the laws of any jurisdiction, including the laws of any foreign country.

In the event that title to any part of the Trust Property is vested in one or more Trustees, the right, title and interest of the Trustees in the Trust Property shall vest automatically in each person who may hereafter become a Trustee upon his due election and qualification. Upon the resignation, removal, death or incapacity of a Trustee he shall automatically cease to have any right, title or interest in any of the Trust Property, and the right, title and interest of such Trustee in the Trust Property shall vest automatically in the remaining Trustees. To the extent permitted by law, such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered.

(c) Without limiting the foregoing, the Trustees shall have the power and authority to cause the Trust (or to act on behalf of the Trust):

(i) To invest and reinvest cash and other property, to hold cash or other property uninvested, and to subscribe for, invest in, reinvest in, purchase or otherwise acquire, own, hold, pledge, sell, assign, transfer, exchange, distribute, write options on, lend or otherwise deal in or dispose of or enter into contracts for the future acquisition or delivery of securities and other instruments and property of every nature and kind, including, without limitation, shares or interests in open-end or closed-end investment companies or other pooled investment vehicles, common and preferred stocks, warrants

and rights to purchase securities, all types of bonds, debentures, stocks, negotiable or non-negotiable instruments, loans, obligations, participations, other evidences of indebtedness, certificates of deposit or indebtedness, commercial papers, repurchase agreements, bankers' acceptances, derivative instruments, and other securities or properties of any kind, issued, created, guaranteed, or sponsored by any and all Persons, including without limitation, states, territories, and possessions of the United States and the District of Columbia and any political subdivision, agency, or instrumentality thereof, and foreign government or any political subdivision of the United States Government or any foreign government, or any international instrumentality, or by any bank or savings institution, or by any corporation or organization organized under the laws of the United States or of any state, territory, or possession thereof, or by any corporation or organization organized under any foreign law, or engage in "when issued" or delayed delivery transactions and in all types of financial instruments and hedging and risk management transactions; change the investments of the assets of the Trust; and to exercise any and all rights, powers, and privileges of ownership or interest in respect of any and all such investments of every kind and description, including, without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more Persons to exercise any of said rights, powers, and privileges in respect of any of said instruments;

(ii) To sell, exchange, lend, pledge, mortgage, hypothecate, lease, or write options (including, options on futures contracts) with respect to or otherwise deal in any property rights relating to any or all of the assets of the Trust;

(iii) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property and to execute and deliver proxies or powers of attorney to such Person or Persons as the Trustees shall deem proper, granting to such Person or Persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(iv) To exercise powers and right of subscription or otherwise which in any manner arise out of ownership or securities;

(v) To hold any security or property in any form, whether in bearer, unregistered or other negotiable form, or in its own name or in the name of a custodian or sub-custodian or a nominee or nominees or otherwise;

(vi) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer of any security which is held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer; and to pay calls or subscriptions with respect to any security held in the Trust;

(vii) To join with other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not

so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustees shall deem proper;

(viii)   To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including, but not limited to, claims for taxes;

(ix)   To enter into joint ventures, general or limited partnerships and any other combinations or associations;

(x)   To borrow funds or other property in the name of the Trust exclusively for Trust purposes and in connection therewith issue notes or other evidence of indebtedness and to mortgage and pledge the Trust Property or any part thereof to secure any or all of such indebtedness;

(xi)   To endorse or guarantee the payment of any notes or other obligations of any Person, to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof, and to mortgage and pledge the Trust Property or any part thereof to secure any of or all of such obligations;

(xii)   To purchase and pay for entirely out of Trust Property such insurance as the Trustees may deem necessary or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust or payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, Advisers, Principal Underwriters, or independent contractors of the Trust, individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such Person as Trustee, officer, employee, agent, Adviser, Principal Underwriter, or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such Person against liability;

(xiii)   To adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans and trusts, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust;

(xiv)   To operate as and carry out the business of an investment company, and exercise all the powers necessary or appropriate to the conduct of such operations;

(xv)   To enter into contracts of any kind and description;

(xvi)   To employ as custodian of any assets of the Trust one or more banks, trust companies or companies that are members of a national securities exchange or such other entities as the Commission may permit as custodians of the Trust, subject to any conditions set forth in this Declaration of Trust or in the By-Laws;

(xvii) To employ auditors, counsel or other agents of the Trust, subject to any conditions set forth in this Declaration of Trust or in the By-Laws;

(xviii) To interpret the investment policies, practices, or limitations of the Trust or any class;

(xix) To select brokers, dealers, futures commission merchants, banks or any agents or other entities, as appropriate, with which to effect transactions in securities and other instruments or investments including, but not limited to, stocks, bonds, currencies, futures, forwards, swaps and other instruments including money market instruments;

(xx) To execute and enter into brokerage contracts, risk disclosure and other agreements reasonable, necessary or convenient in order to transact in the foregoing instruments; and

(xxi) To engage in any other lawful act or activity in which a statutory trust organized under the Delaware Act may engage subject to the requirements of the 1940 Act.

(d) The Trust shall not be limited to investing in obligations maturing before the possible termination of the Trust. The Trust shall not in any way be bound or limited by any present or future law or custom in regard to investment by fiduciaries. The Trust shall not be required to obtain any court order to deal with any assets of the Trust or take any other action hereunder. The Trust may pursue its investment program and any other powers as set forth in this Section 5 of this Article IV either directly or indirectly through one or more subsidiary vehicles at the discretion of the Trustees or by operating in a master feeder structure.

(e) Except as prohibited by applicable law, the Trustees may, on behalf of the Trust, buy any securities from or sell any securities to, or lend any assets of the Trust to, any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with any Adviser, Administrator, Principal Underwriter, distributor or transfer agent for the Trust or with any Interested Person of such person. The Trust may employ any such person, or entity in which such person is an Interested Person, as broker, legal counsel, registrar, Adviser, Administrator, Principal Underwriter, distributor, transfer agent, dividend disbursing agent, shareholder servicing agent, custodian or in any other capacity upon customary terms.

Section 6.   Expenses of the Trust

Subject to Article IV, Section 5, the Trustees shall have the power and authority to cause the Trust (or to act on behalf of the Trust) to directly or indirectly through contractual arrangements, or to reimburse the Trustees from the Trust Property, for their expenses and disbursements, including, but not limited to, interest charges, taxes, brokerage fees and commissions; expenses of pricing Trust portfolio securities; expenses of sale, addition and reduction of Shares; insurance premiums; applicable fees, interest charges and expenses of third parties, including the Trust's investment advisers, managers, administrators, distributors, custodians, transfer agents, shareholder servicing agents and fund accountants; fees of pricing, interest, dividend, credit and other reporting services; costs of membership in trade associations; telecommunications

expenses; funds transmission expenses; auditing, legal and compliance expenses; costs of forming the Trust and maintaining their existence; costs of preparing and printing the prospectuses, statements of additional information and Shareholder reports of the Trust and delivering them to Shareholders; expenses of meetings of Shareholders and proxy solicitations therefor; costs of maintaining books and accounts; costs of reproduction, stationery and supplies; fees and expenses of the Trustees; compensation of the Trust's officers and employees and costs of other personnel performing services for the Trust; costs of Trustee meetings; Commission registration fees and related expenses; registration fees and related expenses under state or foreign securities or other laws; and for such non-recurring items as may arise, including litigation to which the Trust (or a Trustee or officer of the Trust acting as such) is a party, and for all losses and liabilities by them incurred in administering the Trust. This Article shall not preclude the Trust from directly paying any of the aforementioned fees and expenses.

Section 7.   Ownership of Assets of the Trust

No Shareholder shall be deemed to have a severable ownership in any individual asset of the Trust or any right of partition or possession thereof, but each Shareholder shall have a proportionate undivided beneficial ownership in the Trust.

Section 8.   Service Contracts

(a)   **Advisory, Management and Administrative Services.**   Subject to such requirements and restrictions as may be set forth under federal and/or state law or regulation and in the By-Laws, including, without limitation, the requirements of Section 15 of the 1940 Act, the Trustees may, at any time and from time to time, contract for exclusive or non-exclusive advisory, management and/or administrative services for the Trust or for any series or class with any corporation, trust, association, or other Person; and any such contract may contain such other terms as the Trustees may determine, including, without limitation, authority for the Adviser to supervise and direct the investment of all assets held, and to determine from time to time without prior consultation with the Trustees what investments shall be purchased, held, sold, or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments; authority for the Adviser or Administrator to delegate certain or all of its duties under such contracts to qualified investment advisers and administrators, or such other activities as may specifically be delegated to such party.

(b)   **Underwriters.** The Trustees may retain underwriters and/or placement agents to sell Shares and other securities of the Trust. The Trustees may in their discretion from time to time enter into one or more contracts, providing for the sale of securities of the Trust, whereby the Trust may either agree to sell such securities to the other party to the contract or appoint such other party its sales agent for such securities. In either case, the contract shall be on such terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this Article IV or the By-Laws; and such contract may also provide for the repurchase or sale of securities of the Trust by such other party as principal or as agent of the Trust and may provide that such other party may enter into selected dealer agreements with registered securities dealers and brokers and servicing and similar agreements with persons who are not registered securities dealers to further the purposes of the distribution or repurchase of the securities of the Trust. Every such contract shall comply with such requirements and restrictions

as may be set forth under federal and/or state law or regulation and in the By-Laws, including, without limitation, the requirements of Section 15 of the 1940 Act, and any such contract may contain such other terms as the Trustees may determine.

(c) **Custodians.** The Trustees shall at all times employ a custodian or custodians meeting the qualifications for custodians for portfolio securities of investment companies contained in the 1940 Act, as custodian with respect to the assets of the Trust. Any custodian shall have authority as agent of the Trust as determined by the custodian agreement or agreements, but subject to such restrictions, limitations and other requirements, if any, as may be contained in the By-Laws of the Trust and the 1940 Act, including without limitation authority:

(i) to hold the securities owned by the Trust and deliver the same upon written order;

(ii) to receive any receipt for any moneys due to the Trust and deposit the same in its own banking department (if a bank) or elsewhere as the Trustees may direct;

(iii) to disburse such funds upon orders or vouchers;

(iv) if authorized by the Trustees, to keep the books and accounts of the Trust and furnish clerical and accounting services; and

(v) if authorized to do so by the Trustees, to compute the net income or net asset value of the Trust;

all upon such basis of compensation as may be agreed upon between the Trustees and the custodian.

The Trustees may also authorize each custodian to employ one or more sub-custodians from time to time to perform such of the acts and services of the custodian and upon such terms and conditions, as may be agreed upon between the custodian and such sub-custodian and approved by the Trustees, provided that in every case such sub-custodian shall meet the qualifications for custodians contained in the 1940 Act.

(d) **Central Certificate System.** Subject to such rules, regulations and orders as the Commission may adopt, the Trustees may direct the custodian to deposit all or any part of the securities owned by the Trust in a system for the central handling of securities established by a national securities exchange or a national securities association registered with the Commission under the Securities Exchange Act of 1934, or such other Person as may be permitted by the Commission, or otherwise in accordance with the 1940 Act, pursuant to which system all securities of any particular class of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities, provided that all such deposits shall be subject to withdrawal only upon the order of the Trust.

(e) **Other Entities and Services.** Subject to the 1940 Act, the Trustees are further empowered, at any time and from time to time, to contract with any entity to provide such other services to the Trust, as the Trustees determine to be in the best interests of the Trust.

(f)   The fact that:

(i)   any of the Shareholders, Trustees, or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, Adviser, Administrator, sub-adviser, sub-administrator, Principal Underwriter, distributor, or affiliate or agent of or for any corporation, trust, association, or other Person, or for any parent or affiliate of any organization with which an advisory, management, or administration contract, or Principal Underwriter's or distributor's contract, or transfer agent, shareholder servicing agent or other type of service contract may have been or may hereafter be made, or that any such Person, or any parent or affiliate thereof, is a Shareholder or has an interest in the Trust; or that

(ii)   any corporation, trust, association or other Person with which an advisory, management, or administration contract or Principal Underwriter's or distributor's contract, or transfer agent or shareholder servicing agent contract may have been or may hereafter be made also has an advisory, management, or administration contract, or Principal Underwriter's or distributor's or other service contract with one or more other corporations, trusts, associations, or other Persons, or has other business or interests,

shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same, or create any liability or accountability to the Trust or its Shareholders, provided approval of each such contract is made pursuant to the requirements of the 1940 Act.

Section 9.   Trustees and Officers as Shareholders

Any Trustee, officer or agent of the Trust may acquire, own and dispose of Shares to the same extent as if he were not a Trustee, officer or agent. The Trustees may issue and sell and cause to be issued and sold Shares to, and redeem such Shares from, any such Person or any firm or company in which such Person is interested, subject only to the general limitations contained herein or in the By-Laws relating to the sale and redemption of such Shares.

ARTICLE V
Shareholders' Voting Powers and Meetings

Section 1.   Meetings of Shareholders

The Trust shall hold annual meetings of the Shareholders to the extent required by the 1940 Act, regulation or exchange on which Trust Shares are listed. A special meeting of Shareholders may be called at any time by a majority of the Trustees or the President and shall be called by any Trustee for any proper purpose upon written request of Shareholders of the Trust holding in the aggregate not less than fifty-one percent (51%) of the outstanding Shares of the Trust or class or series of Shares having voting rights on the matter, such request specifying the purpose or purposes for which such meeting is to be called. Any shareholder meeting, including a Special Meeting, shall be held within or without the State of Delaware on such day and at such time as the Trustees shall designate.

Section 2.   **Voting Powers, Meetings, Notice and Record Dates**

(a)   The Shareholders shall have power to vote only with respect to:

    (i)   the election or removal of Trustees as provided in Article IV hereof; and

    (ii)   such additional matters relating to the Trust as may be required by the 1940 Act, this Declaration of Trust, the By-Laws or any registration of the Trust with the Commission (or any successor agency), or as the Trustees may consider necessary or desirable.

(b)   This Declaration expressly provides that no matter for which voting, consent or other approval is required by the Statutory Trust Act in the absence of the contrary provision in the Declaration shall require any vote.

(c)   Each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.

(d)   Except as otherwise provided herein, any matter required to be submitted to Shareholders and affecting one or more classes or series of Shares shall require approval by the required vote of all the affected classes and series of Shares voting together as a single class; provided, however, that as to any matter with respect to which a separate vote of any class or series of Shares is required by the 1940 Act, such requirement as to a separate vote by that class or series of Shares shall apply in addition to a vote of all the affected classes and series voting together as a single class. Shareholders of a particular class or series of Shares shall not be entitled to vote on any matter that affects only one or more other classes or series of Shares.

(e)   There shall be no cumulative voting in the election or removal of Trustees.

(f)   Shares may be voted in person or by proxy. A proxy may be given in writing. The By-Laws may provide that proxies may also, or may instead, be given by an electronic or telecommunications device or in any other manner. No proxy shall be voted at any meeting unless it shall have been placed on file with the Secretary, or with such other officer or agent of the Trust as the Secretary may direct, for verification prior to the time at which such vote shall be taken. Pursuant to a resolution of a majority of the Trustees, proxies may be solicited in the name of one or more Trustees or one or more of the officers or employees of the Trust. No proxy shall be valid after the expiration of 11 months from the date thereof, unless otherwise provided in the proxy. Only Shareholders of record shall be entitled to vote. Each full Share shall be entitled to one vote and fractional Shares shall be entitled to a vote of such fraction. When any Share is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Share. A proxy purporting to be executed or authorized by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger. If the holder of any such Share is a minor or a person of unsound mind, and subject to guardianship or to the legal control of any other person as regards the charge or management of such Share, he may vote by

his guardian or such other person appointed or having such control, and such vote may be given in person or by proxy.

(g)   Notwithstanding anything else contained herein or in the By-Laws, in the event a proposal by anyone other than the officers or Trustees of the Trust is submitted to a vote of the Shareholders of one or more series or classes thereof or of the Trust, or in the event of any proxy contest or proxy solicitation or proposal in opposition to any proposal by the officers or Trustees of the Trust, Shares may be voted only by written proxy or in person at a meeting and not by electronic or telecommunications device or any other manner, unless otherwise determined by the Trustees.

(h)   Until Shares of a class or series are issued, the Trustees may exercise all rights of Shareholders of that class or series and may take any action required by law, this Declaration of Trust or the By-Laws to be taken by the Shareholders with respect to that class or series. Shares held in the treasury shall not confer any voting rights on the Trustees and shall not be entitled to any dividends or other distributions declared with respect to the Shares.

(i)   Meetings of the Shareholders shall be called and notice thereof and record dates therefor shall be given and set as provided in the By-Laws.

Section 3.   Quorum and Required Vote

(a)   **Quorum.** Except when a larger quorum is required by the 1940 Act, by the By-Laws or by this Declaration of Trust, thirty-three and one-third percent (33-1/3%) of the Shares entitled to vote shall constitute a quorum at a Shareholders' meeting. When any one or more series (or classes) is to vote separately from any other Shares, thirty-three and one-third percent (33-1/3%) of the Shares of each such series (or class) entitled to vote shall constitute a quorum at a Shareholders' meeting of that series (or class).

(b)   **Required Vote – Generally.** Except when a greater or lesser vote is required by any provision of this Declaration of Trust, the By-Laws, the 1940 Act, or a resolution of the Trustees, when a quorum is present at any meeting, a majority of the Shares voted shall decide any questions and a vote of the holders of at least a majority of the Shares then entitled to vote in an election of a Trustee shall elect such Trustee, provided that where any provision of law or of this Declaration of Trust requires that the holders of any series shall vote as a series (or that holders of a Class shall vote as a Class), then a majority of the Shares of that series (or Class) voted on the matter (or the holders of at least a majority of the Shares of that series or Class then entitled to vote in an election of the Trustee with respect to the election of a Trustee) shall decide that matter insofar as that series (or Class) is concerned.

(c)   **Required Vote – Certain Transactions**

(i)   Except as otherwise provided in paragraph (c)(ii) of this Section, the affirmative vote or consent of majority of the entire Board of Trustees, seventy-five percent (75%) of the Continuing Trustees and at least seventy-five percent (75%) of the Shares outstanding and entitled to vote thereon shall be necessary to authorize any of the following actions:

(1)   The merger, consolidation or share exchange of the Trust, any series or class of Shares of the Trust, or any subsidiary of the Trust with or into any other person or company (including, without limitation, a Shareholder, partnership, corporation, joint venture, statutory or business trust, common law trust or any other business organization) or of any such person or company with or into the Trust or any series or class of Shares.

(2)   The issuance or transfer by the Trust or any series or class of Shares (in one or more series of transactions in any twelve-month period) of any securities of the Trust or such series or class to any other person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding (x) sales of any securities of the Trust or a series or class in connection with a public offering thereof, (y) issuance of securities of the Trust or a series or class pursuant to a dividend reinvestment plan adopted by the Trustees and (z) issuances of securities of the Trust or a series or class upon the exercise of any stock subscription rights distributed by the Trust or a series or class.

(3)   The sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Trust or any series or class of Shares (in one or a series of transactions in any twelve-month period) to or with any person of any assets of the Trust or such series or class having an aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the Trust or a series or class in the ordinary course of business.

(4)   The dissolution, liquidation or termination of the Trust or a series or Class of Shares thereof. Upon such authorization, the Trustees shall proceed to wind up the affairs of, and liquidate, the Trust in accordance with Section 3(b) of Article VIII.

(5)   The issuance of any securities of the Trust to any Principal Shareholder for cash, except as part of an offering in which the Principal Shareholder has no special right to participate as compared to other holders of the same Class of Shares, or investors at large.

(6)   Any Shareholder proposal as to specific investment decisions made or to be made with respect to the assets of the Trust or a series or class of Shares.

(ii)   Notwithstanding anything to the contrary in paragraph (c)(i) of this Section, so long as each action is approved by both a majority of the entire Board of Trustees and seventy-five percent (75%) of the Continuing Trustees, and so long as all other conditions and requirements, if any, provided for in the Bylaws and applicable law have been satisfied, then no Shareholder vote or consent shall be necessary or required to approve any of the actions listed in paragraph (c) of this Section, except to the extent such Shareholder vote or consent is required by the 1940 Act or other federal law.

Section 4.   Record Dates for Dividends and Distributions

For the purpose of determining the Shareholders of any series (or class) who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a date, which shall be before the date for the payment of such dividend or such other payment, as the record date for determining the Shareholders of such series (or class) having the right to receive such dividend or distribution. Without fixing a record date, the Trustees may for distribution purposes close the register or transfer books for one or more series (or classes) at any time prior to the payment of a distribution. Nothing in this Section shall be construed as precluding the Trustees from setting different record dates for different series (or classes).

Section 5.   Additional Provisions

The By-Laws may include further provisions for Shareholders, votes and meetings and related matters.

ARTICLE VI
Net Asset Value, Distributions and Redemptions

Section 1.   Determination of Net Asset Value, Net Income and Distributions

Subject to applicable law, the Trustees, in their absolute discretion, may prescribe and shall set forth in the By-Laws or in a duly adopted resolution of the Trustees such bases and time for determining the Net Asset Value per Share of any series or class or net income attributable to the Shares of any series or class, or the declaration and payment of dividends and distributions on the Shares of any series or class, as they may deem necessary or desirable. The Trustees shall cause the Net Asset Value of Shares of each series or class to be determined from time to time in a manner consistent with applicable laws and regulations. The Trustees may delegate the power and duty to determine the Net Asset Value per Share to one or more Trustees or officers of the Trust or to a custodian, depository or other agent appointed for such purpose. The Net Asset Value of Shares shall be determined separately for each series or class at such times as may be prescribed by the Trustees or, in the absence of action by the Trustees, as of the close of trading on the New York Stock Exchange on each day for all or part of which such Exchange is open for unrestricted trading.

Section 2.   Redemption

(a)   The Shares of the Trust are not redeemable by the Shareholders.

(b)   The holders of Shares or other securities of the Trust shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares or other securities of the Trust as the Trustees deem necessary to comply with the provisions of the Code, the 1940 Act or other applicable laws or regulations, or to comply with the requirements of any other taxing or regulatory authority.

(c)   If the Trustees shall, at any time and in good faith, determine that direct or indirect ownership of Shares of any series or class thereof has or may become concentrated in any Person to an extent that would disqualify the Trust as a regulated investment company under

the Code, then the Trustees shall have the power (but not the obligation), by such means as they deem equitable, to:

(i) call for the redemption by any such Person of a number, or principal amount, of Shares sufficient to maintain or bring the direct or indirect ownership of Shares into conformity with the requirements for such qualification,

(ii) refuse to transfer or issue Shares of any series or class thereof to such Person whose acquisition of the Shares in question would result in such disqualification, or

(iii) take such other actions as they deem necessary and appropriate to avoid such disqualification.

Any such redemption shall be effected at the redemption price and in the manner provided in this Article VI.

(d) The Shareholders shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares and the beneficial owner(s) thereof as the Trustees deem necessary to comply with the provisions of the Code, or to comply with the requirements of any governmental authority or applicable law or regulation.

ARTICLE VII
Compensation, Limitation of Liability and Indemnification

Section 1. Trustee Compensation

The Trustees in such capacity shall be entitled to reasonable compensation from the Trust, and they may fix the amount of such compensation. However, the Trust will not compensate those Trustees who are otherwise compensated by the Adviser, or any sub-adviser under the terms of any contract between the Trust and the Adviser, or any sub-adviser, as applicable. Nothing herein shall in any way prevent the employment of any Trustee for advisory, management, legal, accounting, investment banking or other services and payment for such services by the Trust.

Section 2. Limitation of Liability

A Trustee or officer of the Trust, when acting in such capacity, shall not be personally liable, to the fullest extent permitted by law, to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust or any Trustee or officer of the Trust. A Trustee or officer of the Trust shall not be liable for any act or omission or any conduct whatsoever in his capacity as Trustee or officer, provided that nothing contained herein or in the Delaware Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer hereunder.

Section 3.   <u>Indemnification</u>

(a)   The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article VII by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position. Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b)   Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither "Interested Persons" of the Trust nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c)   The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that

the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d)   The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, or vote of Shareholders or Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

(e)   Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

Section 4.   Trustee's Good Faith Action, Expert Advice, No Bond or Surety

The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee shall be liable to the Trust and to any Shareholder solely for his or her own willful misfeasance (within the meaning of the 1940 Act), willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust, and shall be under no liability for any act or omission in accordance with such advice. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 5.   Insurance

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

Section 6. Employee Benefit Plans

This Article does not apply to any Proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in that Person's capacity as such, even though that Person may also be an Agent of this Trust. Nothing contained in this Article shall limit any right to indemnification to which such a trustee, investment manager, or other fiduciary may be entitled by contract or otherwise, which shall be enforceable to the extent permitted by law.

ARTICLE VIII
Miscellaneous

Section 1. Liability of Third Persons Dealing with Trustees

No Person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

Section 2. Subsidiaries

Without approval by Shareholders, the Trustees may cause to be organized or assist in organizing one or more corporations, trusts, partnerships, associations or other organizations to take over all of the Trust Property or to carry on any business in which the Trust shall directly or indirectly have any interest and to sell, convey, and transfer all or a portion of the Trust Property to any such corporation, trust, limited liability company, association or organization in exchange for the shares or securities thereof, or otherwise, and to lend money to, subscribe for the shares or securities of and enter into any contracts with any such corporation, trust, limited liability company, partnership, association or organization, or any corporation, partnership, trust, limited liability company, association or organization in which the Trust holds or is about to acquire shares or any other interests.

Section 3. Term and Termination of the Trust

(a) **Limited Term of Existence.** Subject to Sections 3(c) and 3(e) below, the Trust shall have a limited period of existence and shall dissolve at the close of business on May 14, 2027 ("Termination Date"), or, if applicable, the Extended Termination Date (as defined below), except that the Trustees may, without Shareholder approval unless such approval is required by the 1940 Act, convert the Trust from a closed-end investment company to an open-end investment company, under the Trust's registration under the 1940 Act (the "Limited Term Provision").

(b) After the close of business on the Termination Date, or, if applicable, the Extended Termination Date (as defined below), if the Trust has not yet reorganized pursuant to Section 3(a) of this Article VIII, the Trustees shall proceed to wind up the affairs of, and liquidate, the Trust in accordance with Section 3(d) of this Article VIII.

(c) **Extension of Termination Date.** Notwithstanding Section 3(a) of this Article VIII, prior to the first business day of the sixth month before the Termination Date, the Trustees may approve an extension of the dissolution date of the Trust to a date after the Termination

Date (the "Extended Termination Date") for a period of one year, to May 14, 2028, without Shareholder approval, upon (1) the affirmative vote of seventy-five percent (75%) of the Trustees then in office, and (2) determining that, given prevailing market conditions, it would be in the best interests of the Shareholders to do so.

(d) **Procedure for Winding Up and Liquidating the Trust.** After dissolution, the Trustees shall proceed to wind up the affairs of the Trust and all of the powers of the Trustees under this Declaration shall continue until the affairs of the Trust shall have been wound up as contemplated by Section 3808(e) of the Delaware Statutory Trust Act. The Trustees may, to the extent they deem appropriate, adopt a plan of liquidation at any time preceding the anticipated dissolution date, which plan of liquidation may set forth the terms and conditions for implementing the dissolution and liquidation of the Trust under this Article VIII. Shareholders of the Trust shall not be entitled to vote on the adoption of any such plan or the dissolution and liquidation of the Trust under this Article VIII except to the extent required by the 1940 Act. Following completion of winding up of its business, the Trustees shall cause a certificate of cancellation of the Certificate of Trust to be filed in accordance with the Delaware Act, which Certificate of Cancellation may be signed by any one Trustee.

(e) Notwithstanding any other provision in this Declaration or the By-Laws, the Limited Term Provision may only be amended by the affirmative vote of not less than seventy-five percent (75%) of the Trustees then in office and approval by a "majority of the outstanding voting securities" of the Trust, as defined in the 1940 Act.

Section 4. Conversion

Notwithstanding any other provisions in this Declaration or the Bylaws, the conversion of the Trust or any series of Shares from a "closed-end company" to an "open-end company", as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the 1940 Act (as in effect on the date of this Declaration), together with any necessary amendments to this Declaration to permit such a conversion, shall require the affirmative vote or consent of a majority of the Trustees with the approval by a Majority Shareholder Vote. Any affirmative vote or consent required under this Article VIII, Section 4 shall be in addition to the vote or consent of the Shareholders otherwise required by federal law or by any agreement between the Trust and any national securities exchange.

Section 5. Amendments

(a) Except as specifically provided in this Section 5, the Trustees may, without Shareholder vote, restate, amend, or otherwise supplement this Declaration of Trust. Shareholders shall have the right to vote on:

(i) any amendment that would affect their right to vote granted in Article V, Section 2 hereof;

(ii) any amendment to this Section 5 of Article VIII;

(iii) any amendment that may require their vote under the 1940 Act or by the Trust's registration statement, as filed with the Commission; and

(iv)   any amendment submitted to them for their vote by the Trustees.

(b)   No amendment may be made to Article IV, Section 1 (regarding the number of Trustees), Article IV, Section 2 (regarding Trustees' terms and election), Article IV, Section 3 (regarding Trustee resignation and removal), Article III, Section 9 (regarding shareholder liability), this Article VIII, Section 5, Article VIII, Section 4 (conversions); or Article V, Section 3(c) (supermajority requirements for certain transactions), of this Declaration and no amendment may be made to this Declaration which would change any rights with respect to any Shares of the Trust by reducing the amount payable thereon upon liquidation of the Trust or by diminishing or eliminating any voting rights pertaining thereto (except that this provision shall not limit the ability of the Trustees to authorize, and to cause the Trust to issue, other securities pursuant to Article III), except after the approval of at least seventy-five percent (75%) of each class of Shares outstanding and entitled to vote on the matter, unless a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees entitled to vote on the matter approve such amendment, in which case approval by a Majority Shareholder Vote shall be required. Nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Shareholders, Trustees, officers, employees and agents of the Trust or to permit assessments upon Shareholders.

(c)   Any amendment required or permitted to be submitted to the Shareholders that, as the Trustees determine, shall affect the Shareholders of one or more series or classes shall be authorized by a vote of the Shareholders of each series or class affected and no vote of Shareholders of a series or class not affected shall be required. Notwithstanding anything else herein, no amendment hereof shall limit the rights to insurance provided by Article VII, Section 5 hereof with respect to any acts or omissions of Persons covered thereby prior to such amendment nor shall any such amendment limit the rights to indemnification referenced in Article VII, Section 3 hereof or as provided in the By-Laws with respect to any actions or omissions of Persons covered thereby prior to such amendment. The Trustees may, without Shareholder vote, restate, amend, or otherwise supplement the Certificate of Trust as they deem necessary or desirable.

Section 6.   Filing of Copies, References, Headings

The original or a copy of this Declaration of Trust and of each restatement and/or amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such restatements and/or amendments have been made and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this Declaration of Trust or of any such restatements and/or amendments. In this Declaration of Trust and in any such restatements and/or amendments, references to this Declaration of Trust, and all expressions such as "herein," "hereof," and "hereunder," shall be deemed to refer to this Declaration of Trust as amended or affected by any such restatements and/or amendments. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this Declaration of Trust. Whenever the singular number is used herein, the same shall include the plural; and the neuter, masculine and feminine genders

shall include each other, as applicable. This Declaration of Trust may be executed in any number of counterparts each of which shall be deemed an original.

Section 7. Applicable Law

(a) This Declaration of Trust and the Trust created hereunder are to be governed by and construed and enforced in accordance with, the laws of the State of Delaware. The Trust shall be of the type commonly called a statutory trust, and without limiting the provisions hereof, the Trust specifically reserves the right to exercise any of the powers or privileges afforded to statutory trusts or actions that may be engaged in by statutory trusts under the Delaware Act, and the absence of a specific reference herein to any such power, privilege, or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

(b) Notwithstanding the first sentence of Section 7(a) of this Article VIII, there shall not be applicable to the Trust, the Trustees, or this Declaration of Trust either the provisions of Section 3540 of Title 12 of the Delaware Code or any provisions of the laws (statutory or common) of the State of Delaware (other than the Delaware Act) pertaining to trusts that relate to or regulate: (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges; (ii) affirmative requirements to post bonds for trustees, officers, agents, or employees of a trust; (iii) the necessity for obtaining a court or other governmental approval concerning the acquisition, holding, or disposition of real or personal property; (iv) fees or other sums applicable to trustees, officers, agents or employees of a trust; (v) the allocation of receipts and expenditures to income or principal; (vi) restrictions or limitations on the permissible nature, amount, or concentration of trust investments or requirements relating to the titling, storage, or other manner of holding of trust assets; or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers or liabilities or authorities and powers of trustees that are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Declaration of Trust.

Section 8. Provisions in Conflict with Law or Regulations

(a) The provisions of this Declaration of Trust are severable, and if the Trustees shall determine, with the advice of counsel, that any such provision is in conflict with the 1940 Act, the regulated investment company provisions of the Code, and the regulations thereunder, the Delaware Act or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

(b) If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Section 9. <u>Statutory Trust Only</u>

It is the intention of the Trustees to create a statutory trust pursuant to the Delaware Act and to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment, or any form of legal relationship other than a statutory trust pursuant to the Delaware Act. Nothing in this Declaration of Trust shall be construed to make the Shareholders, either by themselves or with the Trustees, partners, or members of a joint stock association.

Section 10. <u>Writings</u>

Notwithstanding any provision in this Declaration to the contrary, any notice, proxy, vote, consent, instrument or writing of any kind or any signature referenced in, or contemplated by, this Declaration or the By-laws may, in the sole discretion of the Trustees, be given, granted or otherwise delivered by electronic transmission (within the meaning of the Delaware Act), including via the internet, or in any other manner permitted by applicable law.

Section 11. <u>Exclusive Delaware Jurisdiction</u>

Each Trustee, each officer and each Person legally or beneficially owning a Share or an interest in a Share of the Trust (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Act, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Trust, the Delaware Act, this Declaration or the Bylaws (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of this Declaration or the Bylaws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Trust to the Shareholders or the Trustees, or of officers or the Trustees to the Trust, to the Shareholders or each other, or (C) the rights or powers of, or restrictions on, the Trust, the officers, the Trustees or the Shareholders, or (D) any provision of the Delaware Act or other laws of the State of Delaware pertaining to trusts made applicable to the Trust pursuant to Section 3809 of the Delaware Act, or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Act, the Declaration or the Bylaws relating in any way to the Trust (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, (v) consents to process being served in any such claim, suit, action or

proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. In the event that any claim, suit, action or proceeding (collectively, a "Proceeding") is commenced outside of the Court of Chancery of the State of Delaware in contravention of this Section 11, all reasonable and documented out of pocket fees, costs and expenses, including reasonable attorneys' fees and court costs, incurred by the prevailing party in such Proceeding shall be reimbursed by the non-prevailing party. A party shall be deemed to have prevailed in any Proceeding described in the immediately preceding sentence if (i) all of the underlying claims are subsequently withdrawn or voluntarily dismissed and/or (ii) a party prevails, either through dismissal judgment or otherwise by order of the court on all of the underlying claims.

[The remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Trustees named below, being the Trustees of Eagle Growth and Income Opportunities Fund, have executed this Agreement and Declaration of Trust as of the 14th day of May, 2015.

TRUSTEES:

/s/ Steven A. Baffico
Steven A. Baffico

/s/ Ronald J. Burton
Ronald J. Burton

/s/ S. James Coppersmith
S. James Coppersmith

/s/ Joseph L. Morea
Joseph L. Morea

/s/ Michael Perino
Michael Perino

EXHIBIT B

BY-LAWS

of

Eagle Growth and Income Opportunities Fund

(a Delaware statutory trust)

Effective May 14, 2015

TABLE OF CONTENTS

BY-LAWS

OF

Eagle Growth and Income Opportunities Fund
(a Delaware Statutory Trust)

ARTICLE I
Introduction

Section 1. Declaration of Trust. These By-Laws shall be subject to the Agreement and Declaration of Trust, as from time to time in effect ("Declaration of Trust"), of the Eagle Growth and Income Opportunities Fund, a Delaware statutory trust ("Fund"). In the event of any inconsistency between the terms hereof and the terms of the Declaration of Trust, the terms of the Declaration of Trust shall control.

Section 2. Definitions. Capitalized terms used herein and not herein defined are used as defined in the Declaration of Trust.

ARTICLE II
Offices

Section 1. Principal Office. The principal executive office of the Fund shall be 100 Wall Street, 11th Floor, New York, New York 10005 until such time as the Trustees may change the location of the principal executive office of the Fund to any other place within or outside the State of Delaware.

Section 2. Delaware Office. The Trustees shall establish a registered office in the State of Delaware and shall appoint as the Fund's registered agent for service of process in the State of Delaware an individual who is a resident of the State of Delaware or a Delaware corporation or a corporation authorized to transact business in the State of Delaware; in each case the business office of such registered agent for service of process shall be identical with the registered Delaware office of the Fund. The Trustees may designate a successor resident agent, provided, however, that such appointment shall not become effective until written notice thereof is delivered to the Office of the Secretary of the State of Delaware.

Section 3. Other Offices. The Trustees may at any time establish branch or subordinate offices at any place or places within or outside the State of Delaware as the Trustees may from time to time determine.

ARTICLE III
Meetings of Shareholders

Section 1. Place of Meetings. Meetings of Shareholders shall be held at any place designated by the Trustees. In the absence of any such designation, Shareholders' meetings shall be held at the principal executive office of the Fund.

Section 2. <u>Advance Notice of Shareholder Nominations for Trustee and Other Shareholder Proposals.</u>

(a)   <u>Shareholder Nominations for Trustee and Other Shareholder Proposals for Annual Meetings of Shareholders.</u>

(1)   Nominations of individuals for election to the Board of Trustees and the proposal of other business to be considered by the Shareholders may be made at an annual meeting of Shareholders only (1) pursuant to the Fund's notice of meeting (or any supplement thereto), (2) by or at the direction of the Board of Trustees or any committee thereof or (3) by any Shareholder of the Fund who was a Shareholder of record both at the time of giving of notice by the Shareholder as provided for in this Section 2(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of any individual so nominated or on any such other business and who has complied with this Section 2(a).

(2)   For nominations or other business to be properly brought before an annual meeting by a Shareholder pursuant to clause (3) of subsection (a)(1) of this Section 2, the Shareholder must have given timely notice thereof in writing to the Secretary of the Fund and such other proposed business must otherwise be a proper matter for action by the Shareholders. To be timely, a Shareholder's notice shall set forth all information required under Section 2(b) and shall be delivered to the Secretary at the principal executive office of the Fund not earlier than the 150th day or later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the date of the preceding year's annual meeting, notice by the Shareholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period (or extend any time period) for the giving of a Shareholder's notice as described above.

(b)   <u>Content of Advance Notice of Shareholder Nominations for Trustee and Other Shareholder Proposals.</u>

(1)   Such Shareholder's notice shall set forth the following information:

(i) as to each individual whom the Shareholder proposes to nominate for election or reelection as a Trustee (each, a "Proposed Nominee"), (A) the name or names, age, date of birth, business address, residence address and nationality of such Proposed Nominee, (B) whether such Shareholder believes the Proposed Nominee is, or is not, an "interested person" of the Fund (as defined in the 1940 Act), and, if not an "interested person", information regarding the Proposed Nominee that will be sufficient for the Board of Trustees or any committee thereof or any authorized officer of the Fund to make such determination, (C) sufficient information to enable the Nominating and Governance Committee of the Board of Trustees, or

any other Committee of the Board as determined by the Trustees from time to time, to make the determination as to the Proposed Nominee's qualifications required under Article IV, Section 1 of the Declaration of Trust and Article IV, Section 2 of these By-Laws, and (D) the Proposed Nominee's written, signed and notarized statement confirming the Proposed Nominee's consent to being named in the proxy statement and intention to serve as a Trustee, if elected;

(ii) as to any business other than the nomination of an individual for election or reelection as a Trustee that the Shareholder proposes to bring before the meeting, a description of the nature of the proposed matter to be considered by Shareholders stated with reasonable particularity, including the exact text of any proposal to be presented for adoption, the reasons for conducting such business at the meeting of Shareholders, a brief written statement of the reasons why the proposal is in the best interest of the Shareholders and any material interest in such business of such Shareholder and the beneficial owner, if any, on whose behalf the proposal is made;

(iii) as to the Shareholder giving the notice, any Proposed Nominee and any Shareholder Associated Person (as defined in Section 2(d)(4) of this Article III):

> (A) the class, series and number of any Shares of the Fund that are owned (beneficially or of record) by such Shareholder, Proposed Nominee or Shareholder Associated Person, the date on which such shares were acquired and the investment intent of such acquisition and an explicit description of each Derivative Instrument (as defined in Section 2(d)(6) of this Article III) which such Shareholder, Proposed Nominee or Shareholder Associated Person has entered into or is a party to or beneficiary of and the number, class and series to which such Derivative Instrument relates,

> (B) the nominee holder for, and number of, any shares and the nominee holder for each Derivative Instrument owned beneficially but not of record by such Shareholder, Proposed Nominee or Shareholder Associated Person and evidence establishing such beneficial owner's indirect ownership of, and, if applicable, entitlement to vote, such shares or Derivative Instrument,

> (C) whether and the extent to which such Shareholder, Proposed Nominee or Shareholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of

transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (1) manage risk or benefit from changes in the price of (x) shares of the Fund or (y) any combination of securities owned by the Fund that represent more than 30% by value of the Fund's assets, as reported in the most recent schedule of investments filed by the Fund with the Commission or as the Fund otherwise makes publicly available ("Portfolio Securities"), for such Shareholder, Proposed Nominee or Shareholder Associated Person or (2) increase or decrease the voting power of such Shareholder, Proposed Nominee or Shareholder Associated Person in the Fund or any affiliate thereof (or, as applicable, in any issuer of any Portfolio Securities) disproportionately to such person's economic interest in shares of the Fund (or, as applicable, the Portfolio Securities), and, if applicable, the number, class and series of shares (or, as applicable, Portfolio Securities) to which such transaction, agreement, arrangement or understanding relates,

(D) any economic interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Fund), of such Shareholder, Proposed Nominee or Shareholder Associated Person, individually or in the aggregate, in the Fund, other than an interest arising from the ownership of shares where such Shareholder, Proposed Nominee or Shareholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all Shareholders;

(E) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among (i) the Shareholder and any Shareholder Associated Person and/or (ii) the Shareholder or any Shareholder Associated Person and any Proposed Nominee; and

(F) a representation that the Shareholder is a holder of record of Shares of the Fund entitled to vote at such meeting on the nomination or proposal for which the Shareholder is providing notice, will remain such a Shareholder until such meeting, and intends to appear in person or by proxy at the meeting to propose such business or nomination. If the Shareholder ceases to be a holder of record of Shares of the Fund entitled to vote at such meeting on the nomination or proposal for which the Shareholder has provided notice prior to such meeting, the

Shareholder's proposal shall automatically be withdrawn from consideration at the meeting.

(iv) as to the Shareholder giving the notice, any Shareholder Associated Person with an interest or ownership referred to in clause (iii) of this paragraph (1) of this Section 2(b) and any Proposed Nominee:

(A) the name and address and telephone number of such Shareholder, as they appear on the Fund's share ledger, and the current name, business address, residence address and telephone number of such Shareholder, if different, each such Shareholder Associated Person and any Proposed Nominee,

(B) all other information relating to such Shareholder and any such Shareholder Associated Person that would be required to be disclosed in the solicitation of proxies for election of Trustees in an election contest (even if an election contest is not involved), all other information relating to any Proposed Nominee that would be required to be disclosed in the solicitation of proxies for election of the Proposed Nominee in an election contest (even if an election contest is not involved) and all other documents, materials or information relating to such Shareholder, each such Shareholder Associated Person and any Proposed Nominee that would otherwise be required in connection with any such solicitation, in each case, pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder, and

(C) the investment strategy or objective, if any, of such Shareholder and each such Shareholder Associated Person that is not an individual and a copy of the most recent prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such Shareholder and each such Shareholder Associated Person; and

(v) to the extent known by the Shareholder giving the notice, the name and address of any other Shareholder supporting any Proposed Nominee or any other proposal of business on the date of such Shareholder's notice.

(vi) a representation whether the Shareholder or the Shareholder Associated Person, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Fund's outstanding Shares required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from Shareholders in support of such proposal or nomination.

(2)   In addition to the information expressly required to be provided in a written notice pursuant to Sections 2(a) and 2(b) of these By-Laws, the Shareholder shall also provide such other information as the Board of Trustees may reasonably request in order to assess whether the matter is a proper matter for Shareholder consideration and determine a position with respect to such proposal. Furthermore, with respect to the requirements of Section 2(b)(1)(i), the Board of Trustees may require any individual proposed for nomination to the Board of Trustees to furnish such other information as the Board of Trustees may reasonably require or deem necessary to determine the eligibility of such individual to serve as a Trustee. The foregoing notice requirements of this Section 2(b)(2) shall be deemed satisfied by a Shareholder with respect to business other than a nomination if the Shareholder has notified the Fund of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such Shareholder's proposal has been included in a proxy statement that has been prepared by the Fund to solicit proxies for such annual meeting.

(3)   Notwithstanding anything in subsection (a) of this Section 2 to the contrary, in the event the Board of Trustees increases the number of Trustees to be elected at the meeting in accordance with the Declaration of Trust and/or the By-Laws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Shareholder's notice required by this Section 2(b) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Fund not later than the close of business on the tenth day following the day on which such public announcement is first made by the Fund.

(c)   <u>Special Meetings of Shareholders.</u> Only such business shall be conducted at a special meeting of Shareholders as shall have been brought before the meeting pursuant to the Fund's notice of meeting. Nominations of individuals for election to the Board of Trustees may be made at a special meeting of Shareholders at which Trustees are to be elected pursuant to the Fund's notice of meeting only (i) by or at the direction of the Board of Trustees or any committee thereof, or (ii) provided that the special meeting has been called in accordance with Section 1 of Article V of the Declaration of Trust for the purpose of electing Trustees, by any Shareholder of the Fund who is a Shareholder of record both at the time of giving of notice provided for in this Section 2 and at the time of the special meeting, who is entitled to vote at the meeting in the election of any individual so nominated and who has complied with the notice procedures set forth in this Section 2. In the event that the purpose of any special meeting of Shareholders shall be to elect one or more individuals to the Board of Trustees, any such Shareholder may nominate an individual or individuals (as the case may be) for election as a Trustee if the Shareholder's notice, containing the information required by subsection (b) of this Section 2, shall be delivered to the Secretary at the principal executive office of the Fund not earlier than the 150th day prior to such special meeting and not later than the close of business on the later of the 120th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Trustees to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period (or extend any time period) for the giving of a Shareholder's notice as described above.

(d)   General.

(1)   If information submitted pursuant to Section 2(b) by any Shareholder proposing a nominee for election as a Trustee or any proposal for any other business at a meeting of Shareholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with Section 2(b). Any such Shareholder shall notify the Fund of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Trustees or any committee thereof, any Shareholder proposing a nominee for election as a Trustee or any proposal for other business at a meeting of Shareholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Trustees or any committee thereof or any authorized officer of the Fund, to demonstrate the accuracy of any information submitted by the Shareholder pursuant to Section 2(b) and (B) a written update of any information submitted by the Shareholder pursuant to Section 2(b) as of an earlier date. If a Shareholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with Section 2(b).

(2)   Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act and the 1940 Act and any rules and regulations thereunder, only such individuals who are nominated in accordance with this Section 2 shall be eligible for election as Trustees, and only such business shall be conducted at a meeting of Shareholders as shall have been brought before the meeting in accordance with this Section 2. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2 (including whether the Shareholder or Shareholder Associated Person, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such Shareholder's nominee or proposal in compliance with such Shareholder's representation as required by clause (b)(1)(vi) of this Section 2) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2, unless otherwise required by law, if the Shareholder (or a qualified representative of the Shareholder) does not appear at the annual or special meeting of Shareholders of the Fund to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Fund. For purposes of this Section 2, to be considered a qualified representative of the Shareholder, a person must be a duly authorized officer, manager or partner of such Shareholder or must be authorized by a writing executed by such Shareholder or an electronic transmission delivered by such Shareholder to act for such Shareholder as proxy at the meeting of Shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Shareholders.

(3)   For purposes of this Section 2, "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (ii) in a document publicly filed by the Fund with the Commission pursuant to the Exchange Act or the 1940 Act.

(4)   For purposes of this Section 2, "Shareholder Associated Person" of any Shareholder shall mean (1) any person acting in concert with such Shareholder, (2) any beneficial owner of Shares of the Fund owned of record or beneficially by such Shareholder (other than a Shareholder that is a depositary) and (3) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Shareholder Associated Person.

Notwithstanding the foregoing provisions of this Section 2, a Shareholder shall also comply with all applicable requirements of the Exchange Act and the 1940 Act and any rules and regulations thereunder with respect to the matters set forth in this Section 2; provided however, that any references in these By-laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2 (including paragraphs (a)(1)(3) and (c) hereof), and compliance with paragraphs (a)(1)(3) and (c) of this Section 2 shall be the exclusive means for a Shareholder to make nominations or submit other business (other than, as provided in the last sentence of (b)(2)), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time).

(5) Nothing in this Section 2 shall be deemed to affect any right of a Shareholder to request inclusion of a proposal in, nor the right of the Fund to omit a proposal from, the Fund's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.   Rule 14a-8 shall govern exclusively the Fund's obligation to include a Shareholder proposal in the Fund's proxy statement.   Nothing in this Section 2 shall require disclosure of revocable proxies received by the Shareholder or Shareholder Associated Person pursuant to a solicitation of proxies after the filing by a Shareholder of an effective Schedule 14A under Section 14(a) of the Exchange Act.

(6)   "Derivative Instrument" shall mean any swap, short interest, option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the price of Shares of the Fund or with a value derived in whole or in part from the value of Shares of the Fund (including any value derived in whole or in part from any decrease in the price of Shares of the Fund), whether or not such instrument or right shall be subject to settlement in Shares of the Fund or otherwise.

Section 3. <u>Notice of Meetings of Shareholders</u>.   All notices of meetings of Shareholders shall be sent or otherwise given to each Shareholder of record entitled to vote threat in accordance with Section 4 of this Article III not less than ten (10) nor more than ninety (90) calendar days before the date of the meeting or otherwise in compliance with applicable law.   The notice shall specify (i) the place, date and hour of the meeting, and (ii) the general

nature of the business to be transacted. Only the business stated in the notice of the meeting shall be considered at such meeting.

Section 4. <u>Manner of Giving Notice; Affidavit of Notice</u>. Notice of any meeting of Shareholders shall be (i) given either by hand delivery, first-class mail, by telegraphic or by other written communication or electronic transmission, charges prepaid, and (ii) addressed to the Shareholder at the address of that Shareholder appearing on the books of the Fund or its transfer agent or given by the Shareholder to the Fund for the purpose of notice. If no such address appears on the Fund's books or is not given to the Fund, notice shall be deemed to have been given if sent to that Shareholder by first-class mail or by telegraphic or by other written communication or electronic transmission to the Fund's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by electronic transmission, telegram or other means of written communication or, where notice is given by publication, on the date of publication.

If any notice addressed to a Shareholder at the address of that Shareholder appearing on the books of the Fund is returned to the Fund by the United States Postal Service marked to indicate that the Postal Service is unable to deliver the notice to the Shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if such future notices or reports shall be kept available to the Shareholder, upon written demand of the Shareholder, at the principal executive office of the Fund for a period of one year from the date of the giving of the notice.

An affidavit of the mailing or other means of giving any notice of any meeting of Shareholders shall be filed and maintained in the minute book of the Fund.

Section 5. <u>Conduct of Meetings of Shareholders</u>. The meetings of Shareholders shall be presided over by the President, or if he or she is not present, by the Chairman, or if he or she is not present, by any Vice President, unless there is a Senior Vice President, or if none of them is present, then any officer of the Fund appointed by the President to act on his or her behalf shall preside over such meetings. The Secretary, if present, shall act as a Secretary of such meetings, or if he or she is not present or is otherwise presiding over the meeting in another capacity, an Assistant Secretary, if any, shall so act. If neither the Secretary nor the Assistant Secretary is present or, if present, the Secretary is otherwise presiding over the meeting in another capacity, then any such person appointed by the Secretary to act on his or her behalf shall act as Secretary of such meetings.

Section 6. <u>Adjourned Meeting; Notice</u>. Any meeting of Shareholders, whether or not a quorum is present, may be adjourned for any lawful purpose by the Chairman, the Trustees (or their designees) or a majority of the votes properly cast upon the question of adjourning a meeting, either in person or by proxy. Notwithstanding the above, broker non-votes will be excluded from the denominator of the calculation of the number of votes required to approve any proposal to adjourn a meeting. Notice of adjournment of a Shareholders' meeting to another time or place need not be given, if such time and place are announced at the meeting at which adjournment is taken and the adjourned meeting is held within a reasonable time after the date set for the original meeting. If the adjournment is for more than one hundred and twenty days

(120) calendar days from the date set for the original meeting or a new record date is fixed for the adjourned meeting, notice of any such adjourned meeting shall be given to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 3 and 4 of this Article III. At any adjourned meeting, the Fund may transact any business which might have been transacted at the original meeting.

Section 7. <u>Voting</u>. The Shareholders entitled to vote at any meeting of Shareholders shall be determined in accordance with the provisions of the Declaration of Trust, as in effect as of such time. Except as otherwise provided in the Declaration of Trust, the Shareholders' vote may be by voice vote or by ballot, provided, however, that any election for Trustees must be by ballot if demanded by any Shareholder before the voting has begun. On any matter other than election of Trustees, any Shareholder may vote part of the Shares in favor of the proposal and refrain from voting the remaining Shares or vote them against the proposal, but if the Shareholder fails to specify the number of Shares which the Shareholder is voting affirmatively, it will be conclusively presumed that the Shareholder's approving vote is with respect to all of the Shares that such Shareholder is entitled to vote on such proposal.

Section 8. <u>Waiver of Notice; Consent of Absent Shareholders.</u> The transaction of business and any actions taken at a meeting of Shareholders, however called and noticed and wherever held, shall be as valid as though taken at a meeting duly held after regular call and notice provided a quorum is present either in person or by proxy at the meeting of Shareholders and if either before or after the meeting, each Shareholder entitled to vote who was not present in person or by proxy at the meeting of the Shareholders signs a written waiver of notice or a consent to a holding of the meeting or an approval of the minutes. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any meeting of Shareholders.

Attendance by a Shareholder at a meeting of Shareholders shall also constitute a waiver of notice of that meeting, except if the Shareholder objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Attendance by a Shareholder at a meeting of Shareholders is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting of Shareholders if that objection is expressly made at the beginning of the meeting.

Section 9. <u>Shareholder Action by Written Consent Without a Meeting</u>. Except as otherwise provided in the Declaration of Trust, any action that may be taken at any meeting of Shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action to be taken is signed by the holders of outstanding Shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Shares entitled to vote on that action were present and voted provided, however, that the Shareholders receive any necessary Information Statement or other necessary documentation in conformity with the requirements of the Exchange Act or the rules or regulations thereunder. Any such written consent may be executed and given by facsimile or by electronic transmission. All such consents shall be filed with the Secretary of the Fund and shall be maintained in the Fund's records. Any Shareholder giving a written consent or the Shareholder's proxy holders or a transferee of the Shares or a personal representative of the Shareholder or their respective proxy holders may revoke the Shareholder's written consent by a

writing received by the Secretary of the Fund before written consents of the number of Shares required to authorize the proposed action have been filed with the Secretary.

Section 10. Record Date for Shareholder Notice, Voting and Giving Consents.

(a)   For purposes of determining the Shareholders entitled to vote or act at any meeting or adjournment or postponement thereof, the Trustees may fix in advance a record date which shall not be more than ninety (90) calendar days nor less than ten (10) calendar days before the date on which any such meeting originally was scheduled to occur. Unless otherwise required by law, the Declaration of Trust or these By-Laws, the Trustees are not required to fix a new record date for an adjourned meeting. Without fixing a record date for a meeting, the Trustees may for voting and notice purposes close the register or transfer books for any class or series of Shares for all or any part of the period between the earliest date on which a record date for such meeting could be set in accordance herewith and the date of such meeting. If the Trustees do not so fix a record date or close the register or transfer books of the affected Shares, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b)   The record date for determining Shareholders entitled to give consent to action in writing without a meeting, (a) when no prior action of the Trustees has been taken, shall be the day on which the first written consent is given, or (b) when prior action of the Trustees has been taken, shall be (i) such date as determined for that purpose by the Trustees, which record date shall not precede the date upon which the resolution fixing it is adopted by the Trustees and shall not be more than twenty (20) calendar days after the date of such resolution, or (ii) if no record date is fixed by the Trustees, the record date shall be the close of business on the day on which the Trustees adopt the resolution relating to that action.

(c)   Nothing in this Section shall be construed as precluding the Trustees from setting different record dates for different series or classes of Shares. Only Shareholders of record on the record date as herein determined shall have any right to vote or to act at any meeting or give consent to any action relating to such record date, notwithstanding any transfer of Shares on the books of the Fund after such record date.

Section 11. Proxies. Subject to the provisions of the Declaration of Trust, Shareholders entitled to vote for Trustees or on any other matter shall have the right to do so either in person or by proxy, provided that either (i) a written instrument authorizing such a proxy to act is executed by the Shareholder or his or her duly authorized attorney-in-fact and dated not longer than eleven (11) months before the meeting, unless the instrument specifically provides for a longer period, or (ii) the Trustees adopt an electronic, telephonic, computerized or other alternative to the execution of a written instrument authorizing the proxy to act, and such authorization is received not more than eleven (11) months before the meeting. A proxy shall be deemed executed by a Shareholder if the Shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the Shareholder or the Shareholder's attorney-in-fact. A valid proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the Person executing it before the vote

pursuant to that proxy is taken, (a) by a writing delivered to the Fund stating that the proxy is revoked, or (b) by a subsequent proxy executed by such Person, or (c) attendance at the meeting and voting in person by the Person executing that proxy, or (d) revocation by such Person using any electronic, telephonic, computerized or other alternative means authorized by the Trustees for authorizing the proxy to act; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Fund before the vote pursuant to that proxy is counted. A proxy with respect to Shares held in the name of two or more Persons shall be valid if executed by any one of them unless at or prior to exercise of the proxy the Fund receives a specific written notice to the contrary from any one of the two or more Persons. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. Unless otherwise specifically limited by their terms, proxies shall entitle the Shareholder to vote at any adjournment or postponement of a Shareholders meeting. At every meeting of Shareholders, unless the voting is conducted by inspectors, all questions concerning the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes, shall be decided by the chairman of the meeting. Subject to the provisions of the Declaration of Trust or these By-Laws, all matters concerning the giving, voting or validity of proxies shall be governed by the General Corporation Law of the State of Delaware relating to proxies, and judicial interpretations thereunder, as if the Fund were a Delaware corporation and the Shareholders were shareholders of a Delaware corporation.

Section 12. **Inspectors of Election**. Before any meeting of Shareholders, the Trustees may appoint any persons other than nominees for office to act as inspectors of election at the meeting or any adjournments or postponements thereof. The number of inspectors shall be either one or three. If no inspectors of election are so appointed, the Chairman of the meeting may, and on the request of any Shareholder or Shareholder proxy shall, appoint inspectors of election at the meeting. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the meeting may appoint a person to fill the vacancy in advance of the meeting or at the meeting.

These inspectors shall:

(a)   Determine the number of Shares outstanding and the voting power of each, the Shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies;

(b)   Receive votes, ballots or consents;

(c)   Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d)   Count and tabulate all votes or consents;

(e)   Determine when the polls shall close;

(f)   Determine the result; and

(g)   Do any other acts that may be proper to conduct the election or vote with fairness to all Shareholders.

If there are three inspectors, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. On request of the Chairman, if any, of the meeting, or of any Shareholder or Shareholder proxy, the inspectors shall make a report in writing of any challenge or question or matter determined by them and shall execute a certificate of any facts found by them.

Section 13.   Records at Shareholder Meetings. At each meeting of the Shareholders, there shall be made available for inspection at a convenient time and place during normal business hours, if requested by Shareholders, the minutes of the previous Annual or Special Meeting of Shareholders of the Fund and a list of the Shareholders of the Fund, as of the record date of the meeting or the date of closing of transfer books, as the case may be. Such list of Shareholders shall contain the name and the address of each Shareholder in alphabetical order and the number of Shares owned by such Shareholder.

ARTICLE IV
Trustees

Section 1. Powers. Subject to the applicable provisions of the 1940 Act, the Declaration of Trust and these By-Laws relating to action required to be approved by the Shareholders, the business and affairs of the Fund shall be managed and all powers shall be exercised by or under the direction of the Trustees.

Section 2. Qualifications of Trustees. The Nominating and Governance Committee of the Board (or any future Committee serving a similar function), in its sole discretion, shall determine whether an individual is eligible for nomination as a Trustee pursuant to Article IV, Section 1 of the Declaration of Trust, and any policies and/or procedures with regard to the consideration or qualification of potential Trustee candidates that is duly adopted by the Board. In no event shall a person be qualified to be a Trustee unless the Nominating and Governance Committee of the Board (or any future Committee serving a similar function), in consultation with counsel to the Fund, has determined that such person, if elected as a Trustee, would not cause the Fund to be in violation of, or not in compliance with, applicable law, regulation or regulatory interpretation, or the Declaration of Trust (as amended and supplemented from time to time), or any general policy adopted by the Board regarding either retirement age or the percentage of "interested persons" (as defined in the 1940 Act) and non-interested persons to comprise the Board.

Section 3. Retirement of Trustees. The Board may adopt a written policy regarding the retirement of its members, which policy may require Trustees to retire or tender their resignation for the consideration of the remaining Trustees or a committee thereof upon reaching a certain age. Absent such a written policy, the tenure of each Trustee shall be determined in accordance with the Declaration of Trust.

Section 4. <u>Place of Meetings and Meetings by Telephone</u>. All meetings of the Trustees may be held at any place that has been selected from time to time by the Trustees. In the absence of such a selection, regular meetings shall be held at the principal executive office of the Fund. Subject to any applicable requirements of the 1940 Act, any meeting, regular or special, may be held by conference telephone or other communication equipment, so long as all Trustees participating in the meeting can hear one another and all such Trustees shall be deemed to be present in person at the meeting. All or any one or more Trustees may participate in an-in person meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other; participation in a meeting pursuant to any such communications system shall constitute presence in person at such meeting.

Section 5. <u>Regular Meetings</u>. Regular meetings of the Trustees shall be held without call at such time as shall from time to time be fixed by the Trustees. Such regular meetings may be held without notice. Neither the business to be transacted at, nor the purpose of, any meeting of the Trustees need be stated in a notice or waiver of notice of such meeting.

Section 6. <u>Special Meetings</u>. Special meetings of the Trustees may be held at any time or place for any purpose when called by the President, the Secretary or by written request of two (2) or more of the Trustees. Notice of the time and place of special meetings shall be communicated to each Trustee orally in person or by telephone or transmitted to him or her by first-class or overnight mail, electronic mail, telegram, telecopy or other electronic means addressed to each Trustee at that Trustee's address as it is shown on the records of the Fund, at least one day before the meeting. Notice may be provided on the day of the special meeting by telephone, electronic mail, telegram, telecopy, or other electronic means, if, under the circumstances, the party calling the meeting deems more immediate action to be necessary or appropriate. Oral notice shall be deemed to be given when given directly to the person required to be notified and all other notices shall be deemed to be given when sent. The notice need not specify the purpose of the meeting or the place of the meeting, if the meeting is to be held at the principal executive office of the Fund.

Section 7. <u>Quorum</u>. Any time there is more than one Trustee, one third (1/3) of the authorized number of Trustees, but not less than two, shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 9 of this Article IV. Every act or decision done or made by a majority of the Trustees present at a meeting duly held at which a quorum is present shall be regarded as the act of the Trustees, subject to the provisions of the Declaration of Trust. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Trustees if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 8. <u>Waiver of Notice</u>. Notice of any meeting need not be given to any Trustee who either before or after the meeting signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the records of the Fund or made a part of the minutes of the meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a

meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been properly called or convened.

Section 9. **Adjournment**. A majority of the Trustees present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

Section 10. **Notice of Adjournment**. Notice of the time and place of holding an adjourned meeting need not be given unless the meeting is adjourned for more than forty-eight (48) hours, in which case notice of the time and place shall be given before the time of the adjourned meeting in the manner specified in Section 6 of this Article IV to the Trustees who were present at the time of the adjournment.

Section 11. **Action Without a Meeting**. Unless the 1940 Act requires that a particular action be taken only at a meeting at which the Trustees are present in person, any action to be taken by the Trustees at a meeting may be taken without such meeting by the written consent of a majority of the Trustees then in office. Any such written consent may be executed and given by facsimile or by electronic transmission. Such written consents shall be filed with the minutes of the proceedings of the Trustees. No notice need be given of action proposed to be taken by unanimous written consent. If any action is so taken by the Trustees by the written consent of less than all of the Trustees, prompt notice of the taking of such action shall be furnished to each Trustee who did not execute such written consent, provided that the effectiveness of such action shall not be impaired by any delay or failure to furnish such notice.

Section 12. **Fees and Compensation of Trustees**. Subject to the provisions of the Declaration of Trust, Trustees and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Trustees. This Section 12 of Article IV shall not be construed to preclude any Trustee from serving the Fund in any other capacity as an officer, agent, employee, or otherwise and receiving compensation for those services.

Section 13. **Delegation of Power to Other Trustees.** Any Trustee may, by power of attorney, delegate his or her power for a period not exceeding one (1) month at any one time to any other Trustee. Except where applicable law may require a Trustee to be present in person, a Trustee represented by another Trustee, pursuant to such power of attorney, shall be deemed to be present for purpose of establishing a quorum and satisfying the required majority vote.

ARTICLE V
Committees

Section 1. **Committees of Trustees**. The Trustees may by resolution designate one or more committees, each consisting of one (1) or more Trustees, to serve at the pleasure of the Trustees. The number composing such committees and the powers conferred upon the same shall be determined by the vote of a majority of the Trustees. The Trustees may abolish any such committee at any time in their sole discretion. Any committee to which the Trustees delegate any of their powers shall maintain records of its meetings and shall report its actions to the Trustees. The Trustees shall have the power to rescind any action of any committee, but no such rescission shall have retroactive effect. The Trustees shall have the power at any time to fill

vacancies in the committees. The Trustees may delegate to these committees any of its powers, subject to the limitations of applicable law. The Trustees may designate one or more Trustees as alternate members of any committee who may replace any absent member at any meeting of the committee.

Section 2. **Proceedings and Quorum**. In the absence of an appropriate resolution of the Trustees, each committee may adopt such rules and regulations governing its proceedings, quorum and manner of acting as it shall deem proper and desirable. In the event any member of any committee is absent from any meeting, the members present at the meeting, whether or not they constitute a quorum, may appoint a Trustee to act in the place of such absent member.

Section 3. **Compensation of Committee Members**. Subject to the provisions of the Declaration of Trust, each committee member may receive such compensation from the Fund for his or her services and reimbursement for his or her expenses as may be fixed from time to time by the Trustees.

ARTICLE VI
Officers

Section 1. **Officers**. The officers of the Fund shall be a President, a Secretary, and a Treasurer. The Fund may also have, at the discretion of the Trustees, a Chairman of the Board (Chairman), one or more Vice Presidents (including one or more Senior Vice Presidents), one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article VI. Any person may hold one or more offices of the Fund except that no one person may serve concurrently as both President and Secretary or both President and Vice President. A person who holds more than one office in the Fund may not act in more than one capacity to execute, acknowledge or verify an instrument required by law to be executed, acknowledged or verified by more than one officer. The Chairman, if there be one, shall be a Trustee and may be, but need not be, a Shareholder; and any other officer may be, but need not be, a Trustee or Shareholder.

Section 2. **Election of Officers**. The officers of the Fund except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article VI, shall be chosen by the Trustees, and each shall serve at the pleasure of the Trustees, subject to the rights, if any, of an officer under any contract of employment.

Section 3. **Subordinate Officers**. The Trustees may appoint and may empower the President to appoint such other officers as the business of the Fund may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these By-Laws or as the Trustees may from time to time determine.

Section 4. **Removal and Resignation of Officers**. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by a vote of a majority of the Trustees then in office and in attendance, at any regular or special meeting of the Trustees, or by the President or such other officer upon whom such power of removal may be conferred by the Trustees. In addition, any officer appointed in accordance

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with the provisions of Section 3 of this Article may be removed, with or without cause, by any officer upon whom such power of removal shall have been conferred by the Trustees.

Any officer may resign at any time by giving written notice to the Fund. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Fund under any contract to which the officer is a party.

Section 5. <u>Vacancies in Offices</u>. A vacancy in any office because of death, resignation, removal, disqualification or other cause shall be filled in the manner prescribed in these By-Laws for regular appointment to that office. The President may make temporary appointments to a vacant office pending action by the Trustees.

Section 6. <u>Chairman</u>. The Chairman, if such an officer is elected, shall if present, preside at meetings of the Trustees, shall be the chief executive officer of the Fund and shall, subject to the control of the Trustees, have general supervision, direction and control of the business and the officers of the Fund and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Trustees or prescribed by the Declaration of Trust or these By-Laws.

Section 7. <u>President</u>. Subject to such supervisory powers, if any, as may be given by the Trustees to the Chairman, if there be such an officer, the President shall be the chief operating officer of the Fund and shall, subject to the control of the Trustees and the Chairman, have general supervision, direction and control of the business and the officers of the Fund. He or she shall preside, in the absence of the Chairman or if there be none, at all meetings of the Trustees. He or she shall have the general powers and duties of a president of a corporation and shall have such other powers and duties as may be prescribed by the Trustees, the Declaration of Trust or these By-Laws.

Section 8. <u>Vice Presidents</u>. In the absence or disability of the President, any Vice President, unless there is a Senior Vice President, shall perform all the duties of the President and when so acting shall have all powers of and be subject to all the restrictions upon the President. The Senior Vice President or Vice Presidents, whichever the case may be, shall have such other powers and shall perform such other duties as from time to time may be prescribed for them respectively by the Trustees or the President or the Chairman or by these By-Laws.

Section 9. <u>Secretary</u>. The Secretary shall keep or cause to be kept at the principal executive office of the Fund, the office of the Administrator, the office of any sub-administrator or such other place as the Trustees may direct, a book of minutes of all meetings and actions of Trustees, committees of Trustees and Shareholders with the time and place of holding, whether regular or special, and if special, how authorized, the notice given, the names of those present at Trustees' meetings or committee meetings, the number of Shares present or represented at meetings of Shareholders and the proceedings of the meetings.

The Secretary shall keep or cause to be kept at the principal executive office of the Fund or at the office of the Fund's transfer agent or registrar, a share register or a duplicate share

register showing the names of all Shareholders and their addresses and the number and classes of Shares held by each.

The Secretary shall give or cause to be given notice of all meetings of the Shareholders and of the Trustees (or committees thereof) required to be given by these By-Laws or by applicable law and shall have such other powers and perform such other duties as may be prescribed by the Trustees or by these By-Laws.

Section 10. <u>Treasurer.</u> The Treasurer shall be the principal financial and accounting officer of the Fund and shall keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the Fund, including accounts of the assets, liabilities, receipts, disbursements, gains, losses, capital and retained earnings of all series or classes thereof. The books of account shall at all reasonable times be open to inspection by any Trustee.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Fund with such depositaries as may be designated by the Board of Trustees. He or she shall disburse the funds of the Fund as may be ordered by the Trustees, shall render to the President and Trustees, whenever they request it, an account of all of his or her transactions as principal financial officer and of the financial condition of the Fund and shall have other powers and perform such other duties as may be prescribed by the Trustees or these By-Laws.

ARTICLE VII
Inspection of Records and Reports

Section 1. <u>Inspection by Shareholders</u>. The Trustees shall from time to time determine whether and to what extent, and at what times and places, and under what conditions and regulations the accounts and books of the Fund or any Series shall be open to the inspection of the Shareholders; and no Shareholder shall have any right to inspect any account or book or document of the Fund except as conferred by law or otherwise by the Trustees or by resolution of the Shareholders.

Section 2. <u>Inspection by Trustees</u>. Every Trustee shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Fund. This inspection by a Trustee may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 3. <u>Financial Statements.</u> A copy of any financial statements and any income statement of the Fund for each semi-annual period of each fiscal year and accompanying balance sheet of the Fund as of the end of each such period that has been prepared by the Fund shall be kept on file in the principal executive office of the Fund for at least twelve (12) months and each such statement shall be exhibited at all reasonable times to any Shareholder demanding an examination of any such statement or a copy shall be mailed to any such Shareholder. The semi-annual income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of any independent accountants engaged by the Fund or the certificate of an authorized officer of the Fund that the financial statements were prepared without audit from the books and records of the Fund.

ARTICLE VIII
Share Transfers

Section 1. **Transfer Agents, Registrars and the Like.** As provided in Article III, Section 5 of the Declaration of Trust, the Trustees shall have authority to employ and compensate such transfer agents and registrars with respect to the Shares of the Fund as the Trustees shall deem necessary or desirable. In addition, the Trustees shall have power to employ and compensate such dividend disbursing agents, warrant agents and agents for the reinvestment of dividends as they shall deem necessary or desirable. Any of such agents shall have such power and authority as is delegated to any of them by the Trustees.

Section 2. **Transfer of Shares.** The Shares of the Fund shall be transferable on the books of the Fund only upon delivery to the Trustees or a transfer agent of the Fund of proper documentation as provided in Article III, Section 3 of the Declaration of Trust. The Fund, or its transfer agents, shall be authorized to refuse any transfer unless and until presentation of such evidence as may be reasonably required to show that the requested transfer is proper.

Section 3. **Registered Shareholders.** The Fund may deem and treat the holder of record of any Shares as the absolute owner thereof for all purposes and shall not be required to take any notice of any right or claim of right of any other person.

ARTICLE IX
General Matters

Section 1. Checks, Drafts, Evidence of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of or payable to the Fund shall be signed or endorsed in such manner and by such person or persons as shall be designated from time to time in accordance with the resolution of the Board of Trustees.

Section 2. Contracts and Instruments; How Executed. The Trustees, except as otherwise provided in these By-Laws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Fund and this authority may be general or confined to specific instances; and unless so authorized or ratified by the Trustees or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the Fund by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 3. Fiscal Year. The fiscal year of the Fund and each Series shall be fixed and may be refixed or changed from time to time by the Trustees.

Section 4. Seal. The seal of the Fund shall consist of a flat-faced dye with the name of the Fund cut or engraved thereon. However, unless otherwise required by the Trustees, the seal shall not be necessary to be placed on, and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Fund.

Section 5. Writings. To the fullest extent permitted by applicable laws and regulations:

(a)   all requirements in these By-Laws that any action be taken by means of any writing, including, without limitation, any written instrument, any written consent or any written agreement, shall be deemed to be satisfied by means of any electronic record in such form that is acceptable to the Trustees; and

(b)   all requirements in these By-Laws that any writing be signed shall be deemed to be satisfied by any electronic signature in such form that is acceptable to the Trustees.

Section 6. <u>Forum for Adjudication of Disputes</u> Unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer or other employee of the Fund to the Fund or the Fund's Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Statutory Trust Act, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensible parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in the Fund shall be deemed to have notice of and consented to the provisions of this Article IX, Section 6.

Section 7. <u>Severability</u>. The provisions of these By-Laws are severable. If the Trustees determine, with the advice of counsel, that any provision hereof conflicts with the 1940 Act, the regulated investment company or other provisions of the Internal Revenue Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of these By-Laws; provided, however, that such determination shall not affect any of the remaining provisions of these By-Laws or render invalid or improper any action taken or omitted prior to such determination. If any provision hereof shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision only in such jurisdiction and shall not affect any other provision of these By-Laws.

Section 8. <u>Headings</u>.   Headings are placed in these By-Laws for convenience of reference only and in case of any conflict, the text of these By-Laws rather than the headings shall control.

ARTICLE X
Amendments

Except as otherwise provided by the Declaration of Trust, these By-Laws may be restated, amended, supplemented or repealed solely by a majority vote of the Trustees (and not by a vote of the Shareholders).

21022428.3

EXHIBIT C

EAGLE GROWTH AND INCOME OPPORTUNITIES FUND

ADVISORY AGREEMENT

This Advisory Agreement is hereby made as of the 14th day of May, 2015 (the "Agreement") between Eagle Growth and Income Opportunities Fund, a Delaware statutory trust (the "Fund"), and Four Wood Capital Advisors, LLC, a New York limited liability company ("FWCA" or the "Adviser").

WITNESSETH:

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Adviser is engaged in rendering investment advisory services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"); and

WHEREAS, the Fund desires to retain the Adviser to provide investment advisory services to the Fund, and the Adviser is willing to provide or procure such services on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

ARTICLE I. APPOINTMENT

A.   Appointment. The Fund hereby appoints FWCA to act as Adviser to the Fund for the period and on the terms set forth in this Agreement. The Adviser accepts such appointment and agrees to provide the advisory services herein described, for the compensation herein provided.

ARTICLE II. ADVISORY SERVICES

A.   Advisory Duties of Adviser. Subject to the supervision of the Board of Trustees of the Fund (the "Board"), the Adviser shall manage all aspects of the advisory operations of the Fund and the composition of the Fund's portfolio, including the purchase, retention and disposition of securities therein, in accordance with the investment objectives, policies and restrictions of the Fund, in conformity with the Agreement, as amended from time to time, Declaration of Trust of the Fund (such Declaration of Trust, as in effect on the date hereof and as amended from time to time, is herein called the "Declaration of Trust") and By-Laws of the Fund (such By-Laws, as in effect on the date hereof and as amended from time to time, are herein called the "By-Laws"); under the instructions and directions of the Board; and in accordance with the applicable provisions of the 1940 Act and the rules and regulations thereunder, the provisions of the Internal Revenue Code of 1986, as amended (the "Code") relating to regulated investment companies and all rules and regulations thereunder, and all other applicable federal and state laws and regulations. In connection with the services provided under this Agreement, the Adviser will use

its best efforts to manage the Fund so that it will qualify as a regulated investment company under Subchapter M of the Code. In managing the Fund in accordance with the requirements set out in this Section, the Adviser will be entitled to receive and act upon advice of counsel for the Fund.

1.   <u>Fund Management</u>. The Adviser will determine the securities and other instruments to be purchased, sold or entered into by the Fund and place orders with broker-dealers, foreign currency dealers, futures commission merchants or others pursuant to the Adviser's determinations and all in accordance with the policies as set out in the Fund's Prospectus or as adopted by the Board and disclosed to the Adviser. The Adviser will determine what portion of the Fund's portfolio will be invested in securities and other assets and what portion, if any, should be held uninvested in cash or cash equivalents. The Fund will have the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to the Adviser's investment advisory clients.

2.   <u>Selection of Brokers</u>. Subject to the policies established by, and any direction from, the Board, the Adviser will be responsible for selecting the brokers or dealers that will execute the purchases and sales for the Fund. The Adviser will place orders pursuant to its determination with or through such persons, brokers or dealers in conformity with the policy with respect to brokerage as set forth in the Fund's Registration Statement or as the Board may direct from time to time. It is recognized that, in providing the Fund with investment supervision or the placing of orders for Fund transactions, the Adviser will give primary consideration to securing the most favorable price and efficient execution. Consistent with this policy, the Adviser may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of the Adviser may be a party. It is also understood that it is desirable for the Fund that the Adviser have access to supplemental investment and market research and security and economic analyses provided by certain brokers who may execute brokerage transactions at a higher cost to the Fund than may result when allocating brokerage to other brokers on the basis of seeking the most favorable price and efficient execution. Therefore, the Adviser or any subadviser is authorized to place orders for the purchase and sale of securities for the Fund with such certain brokers, subject to review by the Board from time to time with respect to the extent and continuation of this practice. It is understood that the services provided by such brokers may be useful to the Adviser or any subadviser in connection with its services to other clients.

Subject to the foregoing, it is understood that the Adviser will not be deemed to have acted unlawfully, or to have breached a fiduciary duty to the Fund or be in breach of any obligation owing to the Fund under this Agreement, or otherwise, solely by reason of its having directed a securities transaction on behalf of the Fund to a broker-dealer in compliance with the provisions of Section 28(e) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and interpretations of the Securities and Exchange Commission ("SEC") thereunder, or as otherwise permitted from time to time by the Fund's registration statement.

The Adviser may, on occasions when it deems the purchase or sale of a security to be in the best interests of the Fund as well as its other clients, aggregate, to the extent permitted by

applicable laws, rules and regulations, the securities to be sold or purchased in order to obtain the best net price and the most favorable execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, shall be made by the Adviser in the manner it considers to be the most equitable and consistent with its obligations to the Fund and to such other clients.

3.   <u>Delegation of Investment Advisory Services</u>. Subject to the prior approval of a majority of the members of the Board, including a majority of the Board who are not "interested persons" and, to the extent required by applicable law, by the shareholders of the Fund, the Adviser may, through a subadvisory agreement or other arrangement, delegate to a subadviser any of the duties enumerated in this Agreement, including the management of all or a portion of the assets being managed. Subject to the prior approval of a majority of the members of the Board, including a majority of the Board who are not "interested persons" and, to the extent required by applicable law, by the shareholders of the Fund, the Adviser may adjust such duties, the portion of assets being managed, and the fees to be paid by the Adviser; provided, that in each case the Adviser will continue to oversee the services provided by such company or employees and any such delegation will not relieve the Adviser of any of its obligations under this Agreement.

4.   <u>Instructions to Custodian</u>. The Adviser or any subadviser shall provide the Fund's custodian on each business day with information relating to the execution of all portfolio transactions pursuant to standing instructions.

5.   <u>Valuation</u>. The Adviser will provide assistance to the Board in valuing the securities and other instruments held by the Fund, to the extent reasonably required by such valuation policies and procedures as may be adopted by the Fund.

B.   <u>Books and Records</u>. The Adviser agrees to maintain, in the form and for the period required by Rule 31a-2 under the 1940 Act or such longer period as the Fund may direct, all records relating to the Adviser's services under this Agreement and the Fund's investments made by the Adviser as are required by Section 31 under the 1940 Act, and rules and regulations thereunder, and by other applicable legal provisions, including the Advisers Act, the 1934 Act, the Commodities Exchange Act, and rules and regulations thereunder, and the Fund's compliance policies and procedures, and to preserve such records for the periods and in the manner required by that Section, and those rules, regulations, legal provisions and compliance policies and procedures. In compliance with the requirements of Rule 31a-3 under the 1940 Act, any records required to be maintained and preserved pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the 1940 Act which are prepared or maintained by the Adviser on behalf of the Fund are the property of the Fund and shall be surrendered promptly to the Fund on request.

C.   <u>Advisory Services Not Exclusive</u>. The Adviser's services to the Fund pursuant to this Agreement are not exclusive and it is understood that the Adviser may render investment advice, management and services to other persons (including other investment companies) and engage in other activities, so long as its services under this Agreement are not impaired by such other activities. It is understood and agreed that officers or directors of the Adviser are not prohibited from engaging in any other business activity or from rendering services to any other person, or from serving as partners, officers, trustees or directors of any other firm, trust or corporation, including other investment companies. Whenever the Fund and one or more other accounts or

investment companies advised by the Adviser have available funds for investment, and the Manager has not delegated to a subadviser the responsibility for the management of all of the assets of the Fund, investments suitable and appropriate for each will be allocated in accordance with procedures believed by the Adviser to be equitable to each entity over time. Similarly, opportunities to sell securities will be allocated in a manner believed by the Adviser to be equitable to each entity over time. The Fund recognizes that in some cases this procedure may adversely affect the size of the position that may be acquired or disposed of for the Fund.

ARTICLE III. EXPENSES

A.   Expenses Borne by Adviser.

1.   In connection with the services rendered by the Adviser under this Agreement, the Adviser will bear all of the following expenses:

(i)   The salaries and expenses of all personnel of the Fund and the Adviser, except the fees and expenses of Trustees who are not interested persons of the Adviser or of the Fund, and the salary of the Fund's Chief Compliance Officer that the Board approves for payment by the Fund; and

(ii)   All expenses incurred by the Adviser in connection with managing the investment operations of the Fund other than those assumed by the Fund or administrator of the Fund or other third party under a separate agreement.

B.   Expenses Borne by the Fund.

1.   The Fund assumes and will pay its expenses, including but not limited to those described below:

(i)   The fees of any investment adviser or expenses otherwise incurred by the Fund in connection with the management of the investment and reinvestment of the assets of the Fund;

(ii)   Brokers' commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions on behalf of the Fund;

(iii)   Litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business;

(iv)   The fees and expenses of Trustees who are not interested persons of the Adviser or any investment adviser, and the salary of the Fund's Chief Compliance Officer that the Board approves for payment by the Fund;

(v)   The fees and expenses of the Fund's custodian which relate to: (a) the custodial function and the recordkeeping connected therewith; (b) the preparation and maintenance of the general required accounting records of the Fund not being maintained by the Adviser; (c) the pricing of the Fund's portfolio securities, including the cost of any pricing service or services which may be retained pursuant to the authorization of the Trustees of the Fund; and

(d) for both mail and wire orders, the cashiering function in connection with the issuance and redemption of the Fund's shares;

(vi)   The fees and expenses of the Fund's transfer and dividend disbursing agent, which may be a custodian of the Fund, which relate to the maintenance of each shareholder account;

(vii)   The fees and expenses of the Fund's administrator and accounting agent;

(viii)   The charges and expenses of legal counsel (including legal counsel to the Trustees who are not interested persons of the Adviser), the Chief Compliance Officer and independent accountants for the Fund;

(ix)   All taxes and business fees payable by the Fund to federal, state or other governmental agencies;

(x)   The fees of any trade association of which the Fund may be a member;

(xi)   The cost of share certificates representing the Fund's shares, if any;

(xii)   The cost of fidelity, Trustees and officers and errors and omissions insurance;

(xiii)   Allocable communications expenses with respect to investor services and all expenses of shareholders' and Trustees meetings and of preparing, printing and mailing prospectuses, proxies and other reports to shareholders in the amount necessary for distribution to the shareholders;

(xiv)   The fees and expenses involved in registering and maintaining registrations of the Fund and of its shares with the SEC, registering the Fund with a broker or dealer and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for filing under federal and state securities laws for such purposes; and

(xv)   The expenses of issue, sale and repurchase of shares in the Fund, including expenses of conducting tender or repurchase offers for purposes of repurchasing Fund shares.

ARTICLE IV. COMPENSATION

Compensation. For the services provided and the facilities furnished pursuant to this Agreement, the Fund will pay to the Adviser by the 2nd business day of each month as full compensation therefor a fee at the annual rate of 1.05% of the average daily value of the Fund's Managed Assets, as such term is defined herein. For purposes of calculating the advisory fee, the Fund's "Managed Assets" means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund's accrued liabilities (other than liabilities representing borrowings for investment purposes). Borrowings for investment purposes include any form or combination of financial leverage instruments, such as borrowings from banks or other financial institutions (*i.e.*, a credit facility), margin facilities,

the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions.

The Adviser may from time to time agree not to impose all or a portion of its fee otherwise payable under this Agreement and/or undertake to pay or reimburse the Fund for all or a portion of its expenses not otherwise required to be paid by or reimbursed by the Adviser. Unless otherwise agreed, any fee reduction or undertaking may be discontinued or modified by the Adviser at any time. For the month and year in which this Agreement becomes effective or terminates, there will be an appropriate pro ration of any fee based on the number of days that the Agreement is in effect during such month and year, respectively.

ARTICLE V. ADDITIONAL OBLIGATIONS OF THE FUND

A.   Documents. The Fund has delivered to the Adviser copies of each of the following documents and will deliver to it all future amendments and supplements, if any:

1.   Declaration of Trust, filed with the Secretary of the State of Delaware;

2.   By-Laws;

3.   Certified Resolutions of the Board authorizing the appointment of the Adviser and approving the form of this Agreement;

4.   Registration Statement under the 1940 Act and the Securities Act of 1933, as amended, on Form N-2 (the "Registration Statement"), as filed with the SEC, relating to the Fund and the Fund's shares and all amendments thereto;

5.   Notification of Registration of the Fund under the 1940 Act on Form N-8A as filed with the SEC and all amendments thereto; and

6.   The form of Prospectus and Statement of Additional Information of the Fund pursuant to which the Fund's shares are offered for sale to the public (such Prospectus and Statement of Additional Information, as currently in effect and as amended or supplemented from time to time, being herein called collectively the "Prospectus").

ARTICLE VI. LIMITATION OF LIABILITY

A.   Limitation of Liability of Adviser. Notwithstanding any other provisions of this Agreement, in the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser, or reckless disregard of its obligations and duties hereunder, the Adviser, including its officers, directors, members, shareholders, employees and partners, shall not be subject to any liability to the Fund, or to any shareholder, officer, director, partner, employee or Trustee thereof, for any act or omission in the course of, or connected with, rendering services hereunder.

B.   Limitation of the Fund and Shareholders. It is understood and expressly stipulated that none of the Trustees, officers, agents or shareholders of the Fund shall be personally liable hereunder. All persons dealing with the Fund must look solely to the property of the Fund for the

enforcement of any claims against the Fund, as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

ARTICLE VII. MISCELLANEOUS

A.   Adviser Personnel. The Adviser shall authorize and permit any of its directors, officers and employees who may be elected or appointed as Trustees or officers of the Fund to serve in the capacities in which they are elected or appointed. Services to be furnished by the Adviser under this Agreement may be furnished through the medium of any of such directors, officers or employees. The Adviser shall make its directors, officers and employees available to attend Fund Board meetings as may be reasonably requested by the Board from time to time. The Adviser shall prepare and provide such reports on the Fund and its operations as may be reasonably requested by the Board from time to time.

B.   Duration and Termination. This Agreement shall continue in effect for a period of two (2) years from the date hereof following shareholder approval, as necessary, and thereafter only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act and the rules thereunder and any applicable SEC or SEC staff guidance or interpretation. This Agreement shall continue in effect for a period of no more than one (1) year(s) from the date hereof in circumstances when shareholder approval is not required, and thereafter only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act and the rules thereunder and any applicable SEC or SEC staff guidance or interpretation. However, this Agreement may be terminated at any time, without the payment of any penalty, by the Trustees of the Fund or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, or by the Adviser at any time, without the payment of any penalty, on not more than sixty (60) days' nor less than thirty (30) days' written notice to the other party. This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act).

C.   Independent Contractor. Except as otherwise provided herein or authorized by the Board from time to time, the Adviser shall for all purposes herein be deemed to be an independent contractor and shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

D.   Amendment. This Agreement may be amended in accordance with the 1940 Act, provided that any amendment, alteration, waiver or modification shall be in writing duly executed by the proper officials of the parties hereto, and no amendment to this Agreement shall be effective until approved by vote of the Board, including a majority of the Trustees who are not parties to this Agreement or interested persons of any such party.

E.   Notice. Any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Adviser at 100 Wall Street, 11th Floor New York, NY, 10005, Attention: President; or (2) to the Fund at 100 Wall Street, 11th Floor New York, NY, 10005 Attention: Secretary.

F.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

G.   Use of Name. The Fund may use any name including the name Four Wood Capital or any derivative thereof for so long as this Agreement or any other agreement between the Adviser or any other affiliate and the Fund or any extension, renewal or amendment thereof remains in effect, including any similar agreement with any organization which shall have succeeded to the Adviser's business as investment adviser. At such time as such an agreement shall no longer be in effect, the Fund will (to the extent that it lawfully can) cease to use such name or any other name indicating that it is advised by or otherwise connected with the Adviser or any organization that shall have so succeeded to its respective business.

H.   Captions and Headings. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

I.   Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

J.   Interpretation of Law. As used in this Agreement, terms shall have the same meaning as such terms have in the 1940 Act. Where the effect of a requirement of the federal securities laws reflected in any provision of this Agreement is made less restrictive by a rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the 14th day of May, 2015. This Agreement may be signed in counterparts.

FOUR WOOD CAPITAL ADVISORS, LLC

Attest:_____   By:_____
Name: Name: Steven A. Baffico
Title: Title: Principal Executive Officer

EAGLE GROWTH AND INCOME OPPORTUNITIES FUND

Attest:_____   By: _____
Name: Steven A. Baffico   Name: Stephanie Trell
Title: President   Title: Secretary

EXHIBIT D

EAGLE GROWTH AND INCOME OPPORTUNITIES FUND

SUBADVISORY AGREEMENT

This Subadvisory Agreement, made as of the __th day of May, 2015 (the "Agreement"), between Four Wood Capital Advisors LLC, a New York limited liability company (the "Adviser"), and Eagle Asset Management, Inc., a Florida corporation (the "Subadviser").

WHEREAS, Eagle Growth and Income Opportunities Fund (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Fund has retained the Adviser to serve as investment manager for the Fund pursuant to a Management Agreement between the Adviser and the Fund (as such Agreement may be modified from time to time, the "Management Agreement"); and

WHEREAS, under the Management Agreement, the Adviser has agreed to provide certain investment advisory and related administrative services to the Fund; and

WHEREAS, the Management Agreement permits the Adviser to delegate certain of its investment advisory duties under the Management Agreement to one or more subadvisers; and

WHEREAS, the Adviser wishes to retain the Subadviser to furnish certain investment advisory services to the Fund and manage such portion of the Fund as the Adviser shall from time to time direct, and the Subadviser is willing to furnish such services;

NOW, THEREFORE, in consideration of the premises and the promises and mutual covenants herein contained, it is agreed between the Adviser and the Subadviser as follows:

1.   Appointment. The Adviser hereby appoints the Subadviser to provide certain investment advisory services to the Fund for the period and on the terms set forth in this Agreement. The Subadviser accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided.

2.   Fund Management Duties. Subject to the supervision of the Fund's Board of Trustees ("Board") and the Adviser, the Subadviser will provide a continuous investment program for the Fund and determine the composition of the assets of the Fund, including determination of the purchase, retention or sale of the securities or instruments, cash and other investments contained in the portfolio. The Subadviser will conduct investment research and conduct a continuous program of evaluation, investment, sales and reinvestment of the Fund's assets by determining the securities and other investments that shall be purchased, entered into, sold, closed or exchanged for the Fund, when these transactions should be executed, and what portion of the Fund should be held in the various securities and other investments in which it may invest, and the Subadviser is hereby authorized to execute and perform such services on behalf of the Fund. The Subadviser will provide the services under this Agreement in accordance with the Fund's investment objective, policies and restrictions as stated in the Fund's registration statement under the Securities Act of 1933, as amended ("1933 Act"), and the 1940

Act or the Fund's annual and semi-annual reports to shareholders, as delivered to the Subadviser from time to time.

The Subadviser's authority hereunder shall include the power to buy, sell, and hold such securities and other instruments, to open accounts and execute trading agreements and any other reasonable and customary documents on behalf of the Fund (including any amendments, waivers, voting or corporate action notice) as the Subadviser deems appropriate within the parameters of the Fund's investment objective, policies and restrictions as stated in the Fund's registration statement under the 1933 Act and the 1940 Act or the Fund's annual and semi-annual reports to shareholders, and the conditions of this Agreement. The Subadviser agrees that, prior to (i) opening (or amending) any accounts, including prime brokerage and futures accounts with brokerage firms or other financial institutions and (ii) entering into (or amending) any ISDA master agreement, master repurchase agreement, master securities lending agreement, or any other master swap or over-the-counter trading documentation, including any schedule or credit support annex thereto (such agreements collectively, "OTC Agreements"), or any related clearing agreements or control agreements on behalf of the Fund, the Fund shall have an opportunity to review the terms of, and the use of, any such account opening documents, prime brokerage, futures and other related agreements, OTC Agreements, and related clearing agreements or control agreements.

The Adviser must provide the Subadviser any agreements and procedures of the Fund prior to execution or finalization with reasonable time to discuss such agreements and procedures. The exercise or the performance of any consent right by the Fund (as described above) shall not relieve the Subadviser of its liability, if any, or responsibilities hereunder. The Subadviser further agrees as follows:

      (a)   The Subadviser understands that the Fund is required to be managed so as to permit the Fund to qualify or continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 ("Code"), and will coordinate efforts with the Adviser with that objective.

      (b)   The Subadviser will perform its activities in material compliance with the 1940 Act and all rules and regulations thereunder, all other applicable federal and state laws and regulations, any applicable procedures adopted by the Board of which a copy has been delivered to the Subadviser and the Subadviser has reasonable time to review, and the provisions of the Fund's registration statement.

      (c)   In connection with the purchase and sale of securities and instruments for the Fund, the Subadviser will arrange for the transmission to the custodian and portfolio accounting agent for the Fund, on a daily basis, such confirmation, trade tickets and other documents and information, including, but not limited to, CUSIP, Sedol or other numbers that identify securities to be purchased or sold on behalf of the Fund, as may be reasonably necessary to enable the custodian and portfolio accounting agent to perform their administrative and recordkeeping responsibilities with respect to the Fund. With respect to portfolio securities to be purchased or sold through the Depository Trust and Clearing Corporation, the Subadviser will arrange for the automatic transmission of the confirmation of such trades to the Fund's custodian and portfolio accounting agent.

(d)   The Subadviser will assist the Fund, the custodian and the portfolio accounting agent for the Fund in determining or confirming, consistent with the procedures and policies stated in the registration statement for the Fund and with the Fund's Valuation Procedures, the value of any portfolio securities, instruments or other assets of the Fund.

(e)   The Subadviser will make available to the Fund and the Adviser, promptly upon request, all of the Fund's investment records and ledgers maintained by the Subadviser (which shall not include the records and ledgers maintained by the custodian or portfolio accounting agent for the Fund) as are necessary to assist the Fund and the Adviser to comply with requirements of the 1940 Act and the Investment Advisers Act of 1940, as amended (the "Advisers Act"), as well as other applicable laws. The Subadviser will furnish to regulatory agencies having the requisite authority any information or reports in connection with such services that may be requested in order to ascertain whether the operations of the Fund are being conducted in a manner consistent with applicable laws and regulations.

(f)   The Subadviser will provide reports to the Board, for consideration at meetings of the Board, on the investment program for the Fund and the issuers and securities represented in the Fund's portfolio, and will furnish the Board such periodic and special reports as the Board and the Adviser may reasonably request. In addition, the Subadviser shall make appropriate persons, including portfolio managers, available for the purpose of reviewing with representatives of the Adviser and the Board on a regular basis at reasonable times the investment program for the Fund, the performance of the Fund and conditions affecting the marketplace generally.

(g)   The Subadviser shall provide the Adviser, the Fund or the Board with such information and assurances (including certifications and sub-certifications) and with such reasonable assistance as the Adviser, the Fund or the Board may reasonably request from time to time in order to assist it in complying with applicable laws, rules, regulations and exemptive orders, including requirements in connection with the Adviser's, the Subadviser's or the Board's fulfillment of its responsibilities under Section 15(c) of the 1940 Act and the preparation and/or filing of periodic and other reports and filings required to maintain the registration and qualification of the Fund, or to meet other regulatory or tax requirements applicable to the Fund, under federal and state securities, and tax laws and other applicable laws, including without limitation that Sarbanes Oxley Act of 2002. The Subadviser shall review draft reports to shareholders, registration statements or amendments thereto or portions thereof that relate to the Fund or the Subadviser and other documents provided to the Subadviser, provide comments on such drafts on a timely basis, and provide certifications or sub-certifications on a timely basis as to the accuracy of the information provided by the Subadviser and/or contained in such reports or other documents.

(h)   In rendering the services required under this Agreement, the Subadviser may, from time to time, employ or associate with itself such entity, entities, person or persons as it believes necessary to assist it in carrying out its obligations under this Agreement. The Subadviser may not, however, retain as subadviser any company that

would be an "investment adviser" as that term is defined in the 1940 Act, to the Fund unless the contract with such company is approved the Adviser and by a majority of the Board and by a majority of Board who are not parties to any agreement or contract with such company and who are not "interested persons" as defined in the 1940 Act, of the Fund, the Adviser, the Subadviser or any such company that is retained as subadviser, and also is approved by the vote of a majority of the outstanding voting securities of the Fund to the extent required by the 1940 Act. The Subadviser shall be responsible for making reasonable inquiries and for reasonably ensuring that any employee of the Subadviser, any subadviser or other person or entity that the Subadviser has employed or with which it has associated with respect to the Fund, or any employee thereof has not, to the best of the Subadviser's knowledge, in any material connection with the handling of Fund assets:

> (i) been convicted, within the last ten (10) years, of any felony or misdemeanor arising out of conduct involving embezzlement, fraudulent conversion or misappropriation of funds or securities, involving violations of Sections 1341, 1342, or 1343 of Title 18, United States Code, or involving the purchase or sale of any security; or

> (ii) been found by any state regulatory authority, within the last ten (10) years, to have violated or to have acknowledged violation of any provision of any state insurance law involving fraud, deceit or knowing misrepresentation; or

> (iii) been found by any federal or state regulatory authorities, within the last ten (10) years, to have violated or to have acknowledged violation of any provision of federal or state securities laws involving fraud, deceit or knowing misrepresentation.

3. Compensation. For the services provided and the expenses assumed pursuant to this Agreement, the Adviser shall pay the Subadviser, and the Subadviser agrees and accepts as full compensation therefor, a subadvisory fee in an amount equal to 50% of the advisory fees paid to the Adviser for its services as investment manager to the Fund under the Investment Management Agreement between the Adviser and the Fund.

4. Broker-Dealer Selection. The Subadviser is responsible for decisions to buy and sell securities and other investments for the Fund, for broker-dealer selection and for negotiation of brokerage commission rates. The Subadviser, consistent with investment considerations, is to seek the most favorable price and best execution for the Fund, taking into account a number of factors including, but not limited to, the nature of the security or instrument being traded; the size and type of the transaction; the nature and character of the market for the security; the desired timing of the trade; the activity existing and expected in the market for the particular security or instrument; confidentiality, including trade anonymity; the quality of execution; clearance and settlement services; financial stability of the broker-dealer, and the broker-dealer's executing capabilities, including block positioning, and ability to obtain best price and execution. Accordingly, the price to the Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified, in the judgment of the Subadviser in the exercise of its fiduciary obligations to the Fund, by other aspects of the

portfolio execution services offered. Subject to such policies as the Board may determine, and consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and interpretations of the Securities and Exchange Commission (the "SEC") thereunder, the Subadviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Fund to pay a broker-dealer for effecting a portfolio investment transaction in excess of the amount of commission another broker-dealer would have charged for effecting that transaction, if the Subadviser or its affiliate determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or the Subadviser's or its affiliate's overall responsibilities with respect to the Fund and to their other clients as to which they exercise investment discretion. To the extent consistent with these standards and the Fund's Procedures for Securities Transactions with Affiliated Brokers pursuant to Rule 17e-1, the Subadviser is further authorized to allocate the orders placed by it on behalf of the Fund to the (i) Subadviser if it is registered as a broker-dealer with the SEC, (ii) its affiliated broker-dealer, or (iii) such brokers and dealers who also provide research, statistical material or other services to the Fund, the Subadviser or an affiliate of the Subadviser. Such allocation shall be in such amounts and proportions as the Subadviser shall determine consistent with the above standards and the Subadviser will report on said allocation regularly to the Board, indicating the broker-dealers to which such allocations have been made and the basis therefor. The Subadviser may, on occasions when it deems the purchase or sale of a security or instrument to be in the best interests of the Fund as well as its other clients, aggregate, to the extent permitted by applicable laws, rules and regulations, the securities or instruments to be sold or purchased in order to obtain the best net price and the most favorable execution. In such event, allocation of the securities or instrument so purchased or sold, as well as the expenses incurred in the transaction, shall be made by the Subadviser in the manner it considers to be the most equitable and consistent with its obligations to the Fund and to such other clients.

5.   Disclosure about Subadviser.   The Subadviser has reviewed the registration statement for the Fund filed with the SEC that contains disclosure about the Subadviser and represents and warrants that, with respect to the disclosure about the Subadviser or information relating directly or indirectly to the Subadviser, such registration statement contains, as of the date hereof, no untrue statement of any material fact and does not omit any statement of a material fact which was required to be stated therein or necessary to make the statements contained therein not misleading.

6.   Expenses.   During the term of this Agreement, the Subadviser will pay all expenses incurred by it and its staff for their activities in connection with its portfolio management duties under this Agreement. The Subadviser shall be responsible for one half of the expenses incurred in connection with the launch of the Fund, including but not limited to offering expenses, organizational costs, structuring fees and related costs, and distribution costs, other than the expenses borne by the Fund. The details of such expenses will be subject to and governed by an agreement to be negotiated. The Subadviser shall be responsible for all costs associated with any proxy statements and/or other disclosure materials that are required due to a change in control of the Subadviser. Notwithstanding the foregoing, the Fund shall be responsible for all the expenses of the Fund's operations, including, but not limited to:

(a)   the fees and expenses of Trustees who are not interested persons of the Adviser or of the Fund;

(b)   the fees and expenses of the Fund which relate to: (i) the custodial function and recordkeeping connected therewith; (ii) the maintenance of the required accounting records of the Fund not being maintained by the Adviser; and (iii) the pricing of the Fund's shares, including the cost of any pricing service or services that may be retained pursuant to the authorization of the Board;

(c)   the fees and expenses of the Fund's transfer and dividend disbursing agent, which relate to the maintenance of each shareholder account;

(d)   the charges and expenses of legal counsel and independent accountants for the Fund, including as relates to assignment or disposition of distressed assets;

(e)   brokers' commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions on behalf of the Fund;

(f)   all taxes and business fees payable by the Fund to federal, state or other governmental agencies;

(g)   the fees of any trade association of which the Fund may be a member;

(h)   the cost of share certificates representing the Fund's shares, if any;

(i)   the fees and expenses involved in registering and maintaining registrations of the Fund with the SEC, qualifying Fund shares under state securities laws, including the preparation and printing of the Fund's registration statement and prospectus for filing under federal and state securities laws for such purposes;

(j)   allocable communications expenses with respect to investor services and all expenses of shareholders' and Board meetings and of preparing, printing and mailing reports to shareholders in the amount necessary for distribution to the shareholders;

(k)   litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business; and

(l)   transaction, pricing and other similar fees relating to the Fund's investments, including closing fees, assignment fees, agent fees, rating agency fees and administrative fees associated with processing investments (e.g., Clearpar trading closing fees).

7.   Compliance.

(a)   The Subadviser agrees to assist the Adviser and the Fund in complying with the Fund's obligations under Rule 38a-1 under the 1940 Act, including but not limited to: (i) periodically providing the Fund's Chief Compliance Officer with requested information about any independent third-party reports (if available) in

connection with the Subadviser's compliance program adopted pursuant to Rule 206(4)-7 under the Advisers Act ("Subadviser's Compliance Program"); (ii) reporting any material deficiencies in the Subadviser's Compliance Program to the Fund's Chief Compliance Officer within a reasonable time following the Subadviser becoming aware of such deficiency; and (iii) reporting any material changes to the Subadviser's Compliance Program to the Fund's Chief Compliance Officer within a reasonable time. The Subadviser understands that the Board is required to approve the Subadviser's Compliance Program on at least an annual basis, and acknowledges that this Agreement is conditioned upon the Board's approval of the Subadviser's Compliance Program.

(b)   The Subadviser agrees that it shall immediately notify the Adviser and the Fund's Chief Compliance Officer: (i) in the event that the Subadviser is aware that the SEC has placed limitations upon its activities, functions or operations, suspended or revoked its registration as an investment adviser or commenced proceedings or an investigation that may result in any of these actions; or (ii) upon having a reasonable basis for believing that the Fund has ceased to qualify or might not qualify as a regulated investment company under Subchapter M of the Code. The Subadviser further agrees to notify the Adviser immediately of any material fact known to the Subadviser about the Subadviser that is not contained in the registration statement for the Fund, or any amendment or supplement thereto, or upon the Subadviser becoming aware of any statement contained therein about the Subadviser that becomes untrue in any material respect.

(c)   The Adviser agrees that it shall immediately notify the Subadviser: (i) in the event that the SEC has placed limitations upon either of the Adviser or the Fund's activities, functions or operations, suspended or revoked the Adviser's registration as an investment adviser or commenced proceedings or an investigation that may result in any of these actions; or (ii) upon having a reasonable basis for believing that the Fund has ceased to qualify or might not qualify as a regulated investment company under Subchapter M of the Code.

(d)   The Subadviser has established and will keep in effect a business continuity plan that sets forth procedures for recovery of critical business functions at minimum operating levels and can be implemented promptly. The Subadviser shall notify the Adviser, as soon as practicable by telephone, electronic mail or such other method of prompt communication as may be available under the circumstances, of the occurrence of any event requiring the Subadviser to implement any procedures under such plan.

8.   Representations and Warranties.

(a) The Subadviser represents and warrants to the Adviser that: (i) it is registered as an investment adviser under the Advisers Act and is registered or licensed as an investment adviser under the laws of all jurisdictions in which its activities require it to be so registered or licensed; (ii) it has reviewed the registration requirements of the CEA and the National Futures Association ("NFA") relating to commodity pool operators and commodity trading advisors and is either appropriately registered with the CFTC and a

member of the NFA or is exempt or excluded from CFTC registration requirements; (iii) it will maintain each such registration, license or membership in effect at all times during the term of this Agreement and will obtain and maintain such additional governmental, self-regulatory, exchange or other licenses, approvals and/or memberships and file and maintain effective such other registrations as may be required to enable the Subadviser to perform its obligations under this Agreement; (iv) it is duly organized and validly existing, and is authorized to enter into this Agreement and to perform its obligations hereunder; (v) it has policies and procedures to ensure compliance with economic sanctions programs ("Sanctions") that are applicable to Subadviser, including but not limited to those administered or promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Control, the European Union, and the United Nations Security Council; (vi) neither the execution or delivery of this Agreement by the Subadviser nor any action taken in its performance of its obligations hereunder shall cause the Trust or the Adviser to be in violation of Sanctions; and (vii) neither the execution or delivery of this Agreement by the Subadviser nor its performance of its obligations hereunder shall conflict with, violate, breach or constitute a default under any term or provision of its constituent or governing documents or any indenture, mortgage, deed of trust, instrument, agreement or other document to which the Subadviser is a party or by which it is bound or to which any of its assets are subject or any applicable statute, law, rule, regulation, order or other legal requirement applicable to the Subadviser or any of its assets that would reasonably be expected to have a material adverse impact on the Subadviser's ability to perform its obligations under this Agreement.

(b) The Subadviser shall promptly notify the Adviser and the Trust in writing of the occurrence of any of the following events: (i) any breach of this Agreement; (ii) any of the representations and warranties of the Subadviser contained herein becomes untrue after the execution of this Agreement; (iii) the Subadviser becomes aware that it is or likely may become subject to any statutory disqualification pursuant to Section 9(b)of the 1940 Act or otherwise that prevents the Subadviser from serving as an investment adviser or performing its duties pursuant to this Agreement; (iv) the Subadviser shall have been served or otherwise becomes aware of any action, suit, proceeding, inquiry or investigation applicable to it, at law or in equity, before or by any court, public board or body, involving or in any way relevant to the affairs of the Fund; (v) any of the named portfolio managers of the Fund ("Key Personnel") are no longer active, or are proposed to no longer be active, in the day-to-day management of and/or trading decisions for the Fund; (vi) any change in any of the Key Personnel and/or any change concerning any of the Key Personnel (including, without limitation, any change in the location of any such person or any adverse change in the position, function, regulatory or licensing status or other circumstances of any such person) which may adversely affect the Fund; (vii) any proposed change in control of the Subadviser; and (viii) any proposed assignment of this Agreement. The Subadviser further agrees to notify the Adviser and the Fund promptly if any statement regarding the Subadviser contained in the Fund's Registration Statement with respect to the Fund, or any amendment or supplement thereto, becomes untrue or incomplete in any material respect.

9.   Documents. The Adviser has delivered to the Subadviser copies of each of the following documents and will deliver to it all future amendments and supplements, if any:

(a)   Declaration of Trust of the Fund, as amended from time to time, as filed with the Secretary of the State of Delaware (such Declaration of Trust, as in effect on the date hereof and as amended from time to time, are herein called the "Declaration of Trust");

(b)   By-Laws of the Fund, as amended from time to time (such By-Laws, as in effect on the date hereof and as amended from time to time, are herein called the "By-Laws");

(c)   Certified Resolutions of the Board authorizing the appointment of the Subadviser and approving the form of this Agreement;

(d)   Registration statement under the 1940 Act and the 1933 Act, as amended, on Form N-2, as filed with the SEC relating to the Fund and the Fund's shares, and all amendments thereto;

(e)   Any press releases relating to the Fund;

(f)   All financial statements of the Fund; and

(g)   Notification of Registration of the Fund under the 1940 Act on Form N-8A, as filed with the SEC, and all amendments thereto.

10.   Books and Records. The Subadviser agrees to maintain, in the form and for the period required by Rule 31a-2 under the 1940 Act or such longer period as the Adviser or Fund may direct, all records relating to the Subadviser's services under this Agreement and the Fund's investments made by the Subadviser as are required by Section 31 under the 1940 Act, and rules and regulations thereunder, and by other applicable legal provisions, including the Advisers Act, the 1934 Act, the CEA, and rules and regulations thereunder, and the Fund's compliance policies and procedures, and to preserve such records for the periods and in the manner required by that Section, and those rules, regulations, legal provisions and compliance policies and procedures. In compliance with the requirements of Rule 31a-3 under the 1940 Act, any records required to be maintained and preserved pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the 1940 Act which are prepared or maintained by the Subadviser on behalf of the Fund are the property of the Fund and shall be surrendered promptly to the Fund or the Adviser on request.

The Subadviser agrees that all accounts, books and other records maintained and preserved by it as required hereby shall be subject at any time, and from time to time, to such periodic, special and other examinations by the SEC, the Fund's auditors, the Fund or any representative of the Fund (including, without limitation, the Fund's Chief Compliance Officer), the Adviser, or any governmental agency or other instrumentality having regulatory authority over the Adviser or the Fund.

11.   Cooperation. Each party to this Agreement agrees to cooperate with each other party and with all appropriate governmental authorities having the requisite jurisdiction (including, but not limited to, the SEC) in connection with any investigation or inquiry relating to this Agreement or the Fund.

12.   Reference to the Subadviser. The Adviser and the Fund are authorized to publish and distribute any information, including but not limited to registration statements, advertising or promotional material, regarding the provision of sub-investment advisory services by the Subadviser pursuant to this Agreement and to use in advertising, publicity or otherwise the name of the Subadviser, or any trade name, trademark, trade device, service mark, symbol or logo of the Subadviser, with the prior written consent of the Subadviser. In addition, the Adviser may distribute information regarding the provision of sub-investment advisory services by the Subadviser to the Board with the prior written consent of the Subadviser. The Adviser shall provide copies of such items to the Subadviser upon request within a reasonable time following such use, publication or distribution.

13.   Confidentiality. The Subadviser will treat as proprietary and confidential any information obtained in connection with its duties hereunder, including all records and information pertaining to the Fund and their prior, present or potential shareholders (collectively, the "Information"), unless required by law or expressly permitted herein. The Subadviser will not use such Information for any purpose other than the performance of its responsibilities and duties hereunder, unless expressly permitted herein. Such Information may not be disclosed except (i) after prior notification to and approval in writing (including electronic mail) by the Fund or its legal counsel; (ii) to its affiliates and its and its affiliates' directors, officers, employees and agents, including accountants, rating agencies, portfolio management servicers, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (iii) in connection with the exercise of any remedies hereunder or any suit action or proceeding relating to this Agreement or the enforcement of rights hereunder; (iv) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of, or any prospective assignee of, any of its rights and obligations under this Agreement in accordance with the terms of this Agreement; (v) to the extent such Information (a) becomes publicly available other than as a result of a breach of this Section or (b) becomes available to the Subadviser on a on a non-confidential basis from a source other than in connection with its duties hereunder; (vi) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about the Subadviser's or the Fund's investment portfolio in connection with ratings issued with respect to the Fund or the Subadviser or its managed funds; (vii) in connection with any public filing by the Subadviser or any of its affiliates and to service providers to the Subadviser with respect to such filing; (viii) to any financial institution that is a lender (or other provider of financing) to the Subadviser (with respect to sub-items (vii) and (viii), it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (ix) if such disclosure is expressly required or requested by applicable federal or state regulatory authorities or (x) otherwise required by law or regulation or by any subpoena or similar legal process.

14.   Control. Notwithstanding any other provision of the Agreement, it is understood and agreed that the Adviser shall at all times retain the ultimate responsibility for and control of all functions performed pursuant to this Agreement, and reserves the right to direct, approve or disapprove any action hereunder taken on its behalf by the Subadviser.

15.   Liability. Except as may otherwise be required by the 1940 Act or the rules thereunder or other applicable law, the Fund and the Adviser agree that the Subadviser, any affiliated person of the Subadviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act controls the Subadviser, shall not be liable for, or subject to any damages, expenses or losses in connection with, any act or omission connected with or arising out of any services rendered under this Agreement, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Subadviser's duties, or by reason of reckless disregard of the Subadviser's obligations and duties under this Agreement. Nothing in this section shall be deemed a limitation or waiver of any obligation or duty that may not by law be limited or waived.

16.   Indemnification.

(a)   The Adviser agrees to indemnify and hold harmless the Subadviser, any affiliated person of the Subadviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act controls ("controlling person") the Subadviser (all of such persons being referred to as "Subadviser Indemnified Persons") against any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) to which a Subadviser Indemnified Person may become subject under the 1933 Act, the 1940 Act, the Advisers Act, the Code, under any other statute, at common law or otherwise, arising out of the Adviser's responsibilities to the Fund, which: (i) may be based upon any willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or reckless disregard of the Adviser's obligations and duties under this Agreement, or by any of its employees or representatives or any affiliate of or any person acting on behalf of the Adviser, or (ii) may be based upon any untrue statement or alleged untrue statement of a material fact supplied by, or which is the responsibility of, the Adviser and contained in the Fund's registration statement, or the omission or alleged omission to state therein a material fact known or which should have been known to the Adviser and was required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished to the Adviser, the Fund or to any affiliated person of the Adviser by a Subadviser Indemnified Person; provided, however, that in no case shall the indemnity in favor of the Subadviser Indemnified Person be deemed to protect such person against any liability to which any such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of obligations and duties under this Agreement.

(b)   Notwithstanding Section 15 of this Agreement, the Subadviser agrees to indemnify and hold harmless the Adviser, any affiliated person of the Adviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act, controls ("controlling person") the Adviser (all of such persons being referred to as "Adviser Indemnified Persons") against any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) to which a Adviser Indemnified Person may become subject under the 1933 Act, 1940 Act, the Advisers Act, the Code, under any other statute, at common law or otherwise, arising out of the Subadviser's responsibilities as Subadviser of the Fund, which: (i) may be based upon any willful misfeasance, bad faith or gross negligence in the performance of the Subadviser's duties, or by reason of

reckless disregard of the Subadviser's obligations and duties under this Agreement, or by any of its employees or representatives, or any affiliate of or any person acting on behalf of the Subadviser; (ii) may be based upon a failure by the Subadviser to comply with Section 2, Paragraph (a) of this Agreement; or (iii) may be based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement or prospectus covering the shares of the Fund, or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact known or which should have been known to the Subadviser and was required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon information furnished to the Adviser, the Fund or any affiliated person of the Adviser or Fund by the Subadviser or any affiliated person of the Subadviser; provided, however, that in no case shall the indemnity in favor of a Adviser Indemnified Person be deemed to protect such person against any liability to which any such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

(c) The Adviser shall not be liable under Paragraph (a) of this Section 15 with respect to any claim made against a Subadviser Indemnified Person unless such Subadviser Indemnified Person shall have notified the Adviser in writing within a reasonable time after the summons, notice or other first legal process or notice giving information of the nature of the claim shall have been served upon such Subadviser Indemnified Person (or after such Subadviser Indemnified Person shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability that it may have to the Subadviser Indemnified Person against whom such action is brought otherwise than on account of this Section 15. In case any such action is brought against the Subadviser Indemnified Person, the Adviser will be entitled to participate, at its own expense, in the defense thereof or, after notice to the Subadviser Indemnified Person, to assume the defense thereof, with counsel satisfactory to the Subadviser Indemnified Person. If the Adviser assumes the defense of any such action and the selection of counsel by the Adviser to represent both the Adviser and the Subadviser Indemnified Person would result in a conflict of interest and, therefore, would not, in the reasonable judgment of the Subadviser Indemnified Person, adequately represent the interests of the Subadviser Indemnified Person, the Adviser will, at its own expense, assume the defense with counsel to the Adviser and, also at its own expense, with separate counsel to the Subadviser Indemnified Person, which counsel shall be satisfactory to the Adviser and to the Subadviser Indemnified Person. The Subadviser Indemnified Person shall bear the fees and expenses of any additional counsel retained by it, and the Adviser shall not be liable to the Subadviser Indemnified Person under this Agreement for any legal or other expenses subsequently incurred by the Subadviser Indemnified Person independently in connection with the defense thereof other than reasonable costs of investigation. The Adviser shall not have the right to compromise on or settle the litigation without the prior written consent of the Subadviser Indemnified Person if the compromise or settlement results, or may result, in a finding of wrongdoing on the part of the Subadviser Indemnified Person.

(d)   The Subadviser shall not be liable under Paragraph (b) of this Section 15 with respect to any claim made against a Adviser Indemnified Person unless such Adviser Indemnified Person shall have notified the Subadviser in writing within a reasonable time after the summons, notice or other first legal process or notice giving information of the nature of the claim shall have been served upon such Adviser Indemnified Person (or after such Adviser Indemnified Person shall have received notice of such service on any designated agent), but failure to notify the Subadviser of any such claim shall not relieve the Subadviser from any liability that it may have to the Adviser Indemnified Person against whom such action is brought otherwise than on account of this Section 15. In case any such action is brought against the Adviser Indemnified Person, the Subadviser will be entitled to participate, at its own expense, in the defense thereof or, after notice to the Adviser Indemnified Person, to assume the defense thereof, with counsel satisfactory to the Adviser Indemnified Person. If the Subadviser assumes the defense of any such action and the selection of counsel by the Subadviser to represent both the Subadviser and the Adviser Indemnified Person would result in a conflict of interest and, therefore, would not, in the reasonable judgment of the Adviser Indemnified Person, adequately represent the interests of the Adviser Indemnified Person, the Subadviser will, at its own expense, assume the defense with counsel to the Subadviser and, also at its own expense, with separate counsel to the Adviser Indemnified Person, which counsel shall be satisfactory to the Subadviser and to the Adviser Indemnified Person. The Adviser Indemnified Person shall beat the fees and expenses of any additional counsel retained by it, and the Subadviser shall not be liable to the Adviser Indemnified Person under this Agreement for any legal or other expenses subsequently incurred by the Adviser Indemnified Person independently in connection with the defense thereof other than reasonable costs of investigation. The Subadviser shall not have the right to compromise on or settle the litigation without the prior written consent of the Adviser Indemnified Person if the compromise or settlement results, or may result, in a finding of wrongdoing on the part of the Adviser Indemnified Person.

17.   <u>Services Not Exclusive</u>. The services furnished by the Subadviser hereunder are not to be deemed exclusive, and except as the Subadviser may otherwise agree or has agreed in writing, the Subadviser shall be free to furnish similar services to others so long as its services under this Agreement are not impaired thereby. Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of the Subadviser, who may also be a Trustee, officer or employee of the Fund, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature.

18.   <u>Duration and Termination</u>. This Agreement shall become effective on the date first indicated above. Unless terminated as provided herein, the Agreement shall remain in full force and effect for an initial period of two (2) years from the date first indicated above when following a shareholder approval, and otherwise a period of one (1) year, and continue on an annual basis thereafter, provided that such continuance is specifically approved each year by: (a) the vote of a majority of the entire Board or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund; and (b) the vote of a majority of the Board who are not parties to this Agreement or interested persons (as such term is defined in the 1940 Act) of any such party to this Agreement cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated:

(A) by the Adviser at any time without penalty, upon sixty (60) days' written notice to the Subadviser and the Fund; (B) at any time without payment of any penalty by the Fund, upon the vote of a majority of the Board or a majority of the outstanding voting securities of the Fund, upon sixty (60) days' written notice to the Adviser and the Subadviser; or (C) by the Subadviser at any time without penalty, upon sixty (60) days' written notice to the Adviser and the Fund. In the event of termination for any reason, all records of the Fund shall promptly be returned to the Adviser or the Fund, free from any claim or retention of rights in such record by the Subadviser; provided, however, that the Subadviser may, at its own expense, make and retain a copy of such records. The Agreement shall automatically terminate in the event of its assignment (as such term is described in the 1940 Act) or in the event the Management Agreement between the Adviser and the Fund is assigned or terminates for any other reason. In the event this Agreement is terminated or is not approved in the manner described above, the Sections numbered 2(f), 10, 11, 12, 13, 14, 15, 16 and 20 of this Agreement shall remain in effect, as well as any applicable provision of this Section 18.

19.   Amendments. This Agreement may be amended in accordance with the 1940 Act, provided that any amendment, alteration, waiver or modification shall be in writing duly executed by the proper officials of the parties hereto, and no amendment to this Agreement shall be effective until approved by vote of the Board, including a majority of the Trustees who are not parties to this Agreement or interested persons of any such party.

20.   Use of Name.

(a)   It is understood that the trade names and service marks Four Wood, FW or any derivatives thereof or logo associated with those names (the "Adviser Marks") are the valuable property of the Adviser and/or its affiliates, and that the Subadviser has the right to use such Adviser Marks only with the approval of the Adviser and only so long as the Adviser is Adviser to the Fund. Upon termination of the Management Agreement, the Subadviser shall forthwith cease to use such Adviser Marks. All goodwill and proprietary rights derived from the use by the Subadviser of the Adviser Marks shall inure to the Adviser's benefit.

(b)   It is understood that the trade names and service marks including Eagle, Eagle Asset Management, Eagle Asset Management, Inc., or any derivatives thereof or logo or trademark (including any corporate identifier) associated with those names or Eagle generally (collectively, the "Subadviser Marks") are the valuable property of the Subadviser and/or its affiliates, and that the Fund has the right, without the right to delegate or sub-license, to use such Subadviser Marks in offering materials of the Fund or sales materials with respect to the Fund for so long as the Subadviser is a subadviser to the Fund and the Subadviser has approved such use in accordance with the following sentence. All materials bearing any Subadviser Marks must be approved in writing (including electronic mail) and in advance by the Subadviser prior to use or dissemination. Upon termination of this Agreement, the Fund shall forthwith cease to use such Subadviser Marks. All goodwill and proprietary rights derived from the use by the Fund of the Subadviser Marks shall inure to the Subadviser's benefit.

(c)   Subject to the written approval of the Adviser, or a representative of the Fund, the Subadviser may include the name of the Fund in a representative list of Subadviser's clients.

21.   <u>Proxies; Class Actions</u>.

(a)   The Subadviser is hereby appointed the Fund's agent and attorney-in-fact to exercise in its discretion all rights and perform all duties which may be exercisable in relation to the Fund, including without limitation the right to vote (or in its discretion, refrain from voting), tender, exchange, endorse, transfer, or deliver any securities on behalf of the Fund, to participate in or consent to any class action, distribution, plan of reorganization, creditors committee, merger, combination, consolidation, liquidation, underwriting, or similar plan with reference to such securities; and to execute and bind the Fund in waivers, consents and covenants related thereto. For the avoidance of doubt, the Subadviser has sole and full discretion to vote (or not to vote) any securities in the Fund and neither the Fund nor the Adviser will, directly or indirectly, attempt to influence the Subadviser's voting decisions. The Subadviser represents and covenants that prior to the Fund's commencement of operations it will have adopted written proxy voting policies and procedures as required under Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended ("Advisers Act"), a copy of which be provided to the Fund and the Board, and that it will promptly provide (i) any updates of such policies and procedures to the Fund and the Board, (ii) its voting records with respect to the Fund's securities to the Fund or the Fund's proxy voting service, as the Fund may direct, so that the Fund meets its annual disclosure requirement pursuant to Rule 30b1-4 under the 1940 Act, and (iii) reports to the Adviser and/or the Board, as the Fund may direct, in instances where the Subadviser votes counter to its proxy voting policies.

(b)   The Subadviser shall be responsible for responding to any class action claim with respect to any of the Fund's investments and shall notify promptly the Fund of any such claims. The Subadviser shall be responsible for taking any action or rendering advice with respect to any class action claim relating to any assets held in the Fund. The Adviser will instruct the applicable service providers to forward to the Subadviser any information concerning such actions. The Subadviser will, however, forward to Adviser any information it receives regarding any legal matters involving any asset held in the Fund.

22.   <u>Status of Subadviser</u>. The Subadviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

23.   <u>Notice</u>. Any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Adviser at Four Wood Capital Advisors, LLC, 100 Wall St., 11th Floor, New York, NY 10005, Attention: Steven A. Baffico, Managing Partner and CEO; or (2) to the Subadviser at Eagle Asset Management, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: President and Chief Compliance Officer.

24.   Underline{Miscellaneous}.

(a)   This Agreement shall be governed by the laws of the State of New York, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Advisers Act or rules or orders of the SEC thereunder. The term "affiliate" or "affiliated person" as used in this Agreement shall mean "affiliated person" as defined in Section 2(a)(3) of the 1940 Act;

(b)   The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect;

(c)   To the extent permitted under Section 17 of this Agreement, this Agreement may only be assigned by any party with the prior written consent of the other parties;

(d)   If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be effected thereby, and to this extent, the provisions of this Agreement shall be deemed to be severable; and

(e)   Nothing herein shall be construed as constituting the Subadviser as an agent of the Adviser, or constituting the Adviser as an agent of the Subadviser.

(f)   No person or entity not a party to this Agreement shall be deemed a third-party beneficiary of this Agreement, except for the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the __th day of May, 2015. This Agreement may be signed in counterparts.

FOUR WOOD CAPITAL ADVISORS, LLC

Attest: _____   By:_____

Name: Name:

Title: Title:

EAGLE ASSET MANAGEMENT, INC.

Attest: _____   By:_____

Name: Name:

Title: Title:

EXHIBIT E

EAGLE GROWTH AND INCOME OPPORTUNITIES FUND

OPTIONS STRATEGY EXECUTION AND SUBADVISORY AGREEMENT

This Options Strategy Execution and Subadvisory Agreement, made as of the 14th day of May, 2015 (the "Agreement"), between Four Wood Capital Advisors LLC, a New York limited liability company (the "Adviser"), and Recon Capital Partners, LLC, a Delaware limited liability company (the "Subadviser").

WHEREAS, Eagle Growth and Income Opportunities Fund (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Fund has retained the Adviser to serve as investment manager for the Fund pursuant to a Management Agreement between the Adviser and the Fund (as such Agreement may be modified from time to time, the "Management Agreement"); and

WHEREAS, under the Management Agreement, the Adviser has agreed to provide certain investment advisory and related administrative services to the Fund; and

WHEREAS, the Management Agreement permits the Adviser to delegate certain of its investment advisory duties under the Management Agreement to one or more subadvisers; and

WHEREAS, the Adviser wishes to retain the Subadviser to render advisory and management services with regard to the Fund's options strategy as the Adviser shall from time to time direct, and the Subadviser is willing to furnish such services;

NOW, THEREFORE, in consideration of the premises and the promises and mutual covenants herein contained, it is agreed between the Adviser and the Subadviser as follows:

1.	<u>Appointment</u>. The Adviser hereby appoints the Subadviser to provide to the Fund certain investment advisory services related to the Fund's options strategy for the period and on the terms set forth in this Agreement. The Subadviser accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided. The Subadviser shall not be responsible for aspects of the Fund's investment program other than its options strategy.

2.	<u>Fund Management Duties</u>. Subject to the supervision of the Fund's Board of Trustees ("Board") and the Adviser, the Subadviser will provide options investment research and conduct a continuous investment program of options evaluation, investment, sales, and reinvestment of the Fund's assets by determining the options that the Fund shall pursue, including which options shall be purchased, entered into, sold, closed or exchanged for the Fund, when these transactions should be executed, and what portion of the assets of the Fund shall have options written against, and the Subadviser is hereby authorized to execute and perform such services on behalf of the Fund. The Subadviser will provide the services under this Agreement in accordance with the Fund's investment objective, policies and restrictions as stated in the Fund's registration statement under the Securities Act of 1933, as amended ("1933 Act"), and the 1940 Act or the Fund's annual and semi-annual reports to shareholders, as delivered to the Subadviser from time to time.

The Subadviser's authority hereunder shall include the power to buy, sell, and hold such securities and other instruments, to open accounts and execute trading agreements and any other reasonable and customary documents on behalf of the Fund (including any amendments, waivers, voting or corporate action notice) as the Subadviser deems appropriate within the parameters of the Fund's investment objective, policies and restrictions as stated in the Fund's registration statement under the 1933 Act and the 1940 Act or the Fund's annual and semi-annual reports to shareholders, and the conditions of this Agreement. The Subadviser agrees that, prior to (i) opening (or amending) any accounts, including prime brokerage and futures accounts with brokerage firms or other financial institutions and (ii) entering into (or amending) any ISDA master agreement, master repurchase agreement, master securities lending agreement, or any other master swap or over-the-counter trading documentation, including any schedule or credit support annex thereto (such agreements collectively, "OTC Agreements"), or any related clearing agreements or control agreements on behalf of the Fund, the Fund shall have an opportunity to review the terms of, and the use of, any such account opening documents, prime brokerage, futures and other related agreements, OTC Agreements, and related clearing agreements or control agreements.

The Adviser must provide the Subadviser any agreements and procedures of the Fund prior to execution or finalization with reasonable time to discuss such agreements and procedures. The exercise or the performance of any consent right by the Fund (as described above) shall not relieve the Subadviser of its liability, if any, or responsibilities hereunder. The Subadviser further agrees as follows:

      (a)   The Subadviser understands that the Fund is required to be managed so as to permit the Fund to qualify or continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 ("Code"), and will coordinate efforts with the Adviser with that objective.

      (b)   The Subadviser will perform its activities in material compliance with the 1940 Act and all rules and regulations thereunder, all other applicable federal and state laws and regulations, any applicable procedures adopted by the Board of which a copy has been delivered to the Subadviser and the Subadviser has reasonable time to review, and the provisions of the Fund's registration statement.

      (c)   In connection with the purchase and sale of securities and instruments for the Fund, the Subadviser will arrange for the transmission to the custodian and portfolio accounting agent for the Fund, on a daily basis, such confirmation, trade tickets and other documents and information, including, but not limited to, CUSIP, Sedol or other numbers that identify securities to be purchased or sold on behalf of the Fund, as may be reasonably necessary to enable the custodian and portfolio accounting agent to perform their administrative and recordkeeping responsibilities with respect to the Fund. With respect to portfolio securities to be purchased or sold through the Depository Trust and Clearing Corporation, the Subadviser will arrange for the automatic transmission of the confirmation of such trades to the Fund's custodian and portfolio accounting agent.

      (d)   The Subadviser will assist the Fund, the custodian and the portfolio accounting agent for the Fund in determining or confirming, consistent with the

procedures and policies stated in the registration statement for the Fund and with the Fund's Valuation Procedures, the value of any portfolio securities, instruments or other assets of the Fund.

(e)   The Subadviser will make available to the Fund and the Adviser, promptly upon request, all of the Fund's investment records and ledgers maintained by the Subadviser (which shall not include the records and ledgers maintained by the custodian or portfolio accounting agent for the Fund) as are necessary to assist the Fund and the Adviser to comply with requirements of the 1940 Act and the Investment Advisers Act of 1940, as amended (the "Advisers Act"), as well as other applicable laws. The Subadviser will furnish to regulatory agencies having the requisite authority any information or reports in connection with such services that may be requested in order to ascertain whether the operations of the Fund are being conducted in a manner consistent with applicable laws and regulations.

(f)   The Subadviser will provide reports to the Board, for consideration at meetings of the Board, on the investment program for the Fund and the issuers and securities represented in the Fund's portfolio, and will furnish the Board such periodic and special reports as the Board and the Adviser may reasonably request. In addition, the Subadviser shall make appropriate persons, including portfolio managers, available for the purpose of reviewing with representatives of the Adviser and the Board on a regular basis at reasonable times the investment program for the Fund, the performance of the Fund and conditions affecting the marketplace generally.

(g)   The Subadviser shall provide the Adviser, the Fund or the Board with such information and assurances (including certifications and sub-certifications) and with such reasonable assistance as the Adviser, the Fund or the Board may reasonably request from time to time in order to assist it in complying with applicable laws, rules, regulations and exemptive orders, including requirements in connection with the Adviser's, the Subadviser's or the Board's fulfillment of its responsibilities under Section 15(c) of the 1940 Act and the preparation and/or filing of periodic and other reports and filings required to maintain the registration and qualification of the Fund, or to meet other regulatory or tax requirements applicable to the Fund, under federal and state securities, and tax laws and other applicable laws, including without limitation that Sarbanes Oxley Act of 2002. The Subadviser shall review draft reports to shareholders, registration statements or amendments thereto or portions thereof that relate to the Fund or the Subadviser and other documents provided to the Subadviser, provide comments on such drafts on a timely basis, and provide certifications or sub-certifications on a timely basis as to the accuracy of the information provided by the Subadviser and/or contained in such reports or other documents.

(h)   In rendering the services required under this Agreement, the Subadviser may, from time to time, employ or associate with itself such entity, entities, person or persons as it believes necessary to assist it in carrying out its obligations under this Agreement. The Subadviser may not, however, retain as subadviser any company that would be an "investment adviser" as that term is defined in the 1940 Act, to the Fund unless the contract with such company is approved by the Adviser and by a majority of

the Board and by a majority of Board who are not parties to any agreement or contract with such company and who are not "interested persons" as defined in the 1940 Act, of the Fund, the Adviser, the Subadviser or any such company that is retained as subadviser, and also is approved by the vote of a majority of the outstanding voting securities of the Fund to the extent required by the 1940 Act. The Subadviser shall be responsible for making reasonable inquiries and for reasonably ensuring that any employee of the Subadviser, any subadviser or other person or entity that the Subadviser has employed or with which it has associated with respect to the Fund, or any employee thereof has not, to the best of the Subadviser's knowledge, in any material connection with the handling of Fund assets:

> (i) been convicted, within the last ten (10) years, of any felony or misdemeanor arising out of conduct involving embezzlement, fraudulent conversion or misappropriation of funds or securities, involving violations of Sections 1341, 1342, or 1343 of Title 18, United States Code, or involving the purchase or sale of any security; or

> (ii) been found by any state regulatory authority, within the last ten (10) years, to have violated or to have acknowledged violation of any provision of any state insurance law involving fraud, deceit or knowing misrepresentation; or

> (iii) been found by any federal or state regulatory authorities, within the last ten (10) years, to have violated or to have acknowledged violation of any provision of federal or state securities laws involving fraud, deceit or knowing misrepresentation.

3. Compensation. For the services provided and the expenses assumed pursuant to this Agreement, the Fund shall pay the Subadviser, and the Subadviser agrees and accepts as full compensation therefor, a subadvisory fee in an amount of $225,000 annually, payable monthly and subject to the duration and termination terms set forth in Section 18 of this Agreement.

4. Broker-Dealer Selection. The Subadviser is responsible for decisions to buy and sell securities and other investments for the Fund, for broker-dealer selection and for negotiation of brokerage commission rates with respect to the options strategy. The Subadviser, consistent with investment considerations, is to seek the most favorable price and best execution for the Fund, taking into account a number of factors including, but not limited to, the nature of the security or instrument being traded; the size and type of the transaction; the nature and character of the market for the security; the desired timing of the trade; the activity existing and expected in the market for the particular security or instrument; confidentiality, including trade anonymity; the quality of execution; clearance and settlement services; financial stability of the broker-dealer, and the broker-dealer's executing capabilities, including block positioning, and ability to obtain best price and execution.   Accordingly, the price to the Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified, in the judgment of the Subadviser in the exercise of its fiduciary obligations to the Fund, by other aspects of the portfolio execution services offered. Subject to such policies as the Board may determine, and consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and interpretations of the Securities and Exchange

Commission (the "SEC") thereunder, the Subadviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Fund to pay a broker-dealer for effecting a portfolio investment transaction in excess of the amount of commission another broker-dealer would have charged for effecting that transaction, if the Subadviser or its affiliate determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or the Subadviser's or its affiliate's overall responsibilities with respect to the Fund and to their other clients as to which they exercise investment discretion. To the extent consistent with these standards and the Fund's Procedures for Securities Transactions with Affiliated Brokers pursuant to Rule 17e-1, the Subadviser is further authorized to allocate the orders placed by it on behalf of the Fund to the (i) Subadviser if it is registered as a broker-dealer with the SEC, (ii) its affiliated broker-dealer, or (iii) such brokers and dealers who also provide research, statistical material or other services to the Fund, the Subadviser or an affiliate of the Subadviser. Such allocation shall be in such amounts and proportions as the Subadviser shall determine consistent with the above standards and the Subadviser will report on said allocation regularly to the Board, indicating the broker-dealers to which such allocations have been made and the basis therefor. The Subadviser may, on occasions when it deems the purchase or sale of a security or instrument to be in the best interests of the Fund as well as its other clients, aggregate, to the extent permitted by applicable laws, rules and regulations, the securities or instruments to be sold or purchased in order to obtain the best net price and the most favorable execution. In such event, allocation of the securities or instrument so purchased or sold, as well as the expenses incurred in the transaction, shall be made by the Subadviser in the manner it considers to be the most equitable and consistent with its obligations to the Fund and to such other clients.

5.   Disclosure about Subadviser. The Subadviser has reviewed the registration statement for the Fund filed with the SEC that contains disclosure about the Subadviser and represents and warrants that, with respect to the disclosure about the Subadviser or information relating directly or indirectly to the Subadviser, such registration statement contains, as of the date hereof, no untrue statement of any material fact and does not omit any statement of a material fact which was required to be stated therein or necessary to make the statements contained therein not misleading.

6.   Expenses. During the term of this Agreement, the Subadviser will pay all expenses incurred by it and its staff for their activities in connection with its portfolio management duties under this Agreement. The Subadviser shall be responsible for all costs associated with any proxy statements and/or other disclosure materials that are required due to a change in control of the Subadviser. Notwithstanding the foregoing, the Fund shall be responsible for all the expenses of the Fund's operations, including, but not limited to:

> (a)   the fees and expenses of Trustees who are not interested persons of the Adviser or of the Fund;

> (b)   the fees and expenses of the Fund which relate to: (i) the custodial function and recordkeeping connected therewith; (ii) the maintenance of the required accounting records of the Fund not being maintained by the Adviser; and (iii) the pricing

of the Fund's shares, including the cost of any pricing service or services that may be retained pursuant to the authorization of the Board;

(c)   the fees and expenses of the Fund's transfer and dividend disbursing agent, which relate to the maintenance of each shareholder account;

(d)   the charges and expenses of legal counsel and independent accountants for the Fund, including as relates to assignment or disposition of distressed assets;

(e)   brokers' commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions on behalf of the Fund;

(f)   all taxes and business fees payable by the Fund to federal, state or other governmental agencies;

(g)   the fees of any trade association of which the Fund may be a member;

(h)   the cost of share certificates representing the Fund's shares, if any;

(i)   the fees and expenses involved in registering and maintaining registrations of the Fund with the SEC, qualifying Fund shares under state securities laws, including the preparation and printing of the Fund's registration statement and prospectus for filing under federal and state securities laws for such purposes;

(j)   allocable communications expenses with respect to investor services and all expenses of shareholders' and Board meetings and of preparing, printing and mailing reports to shareholders in the amount necessary for distribution to the shareholders;

(k)   litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business; and

(l)   transaction, pricing and other similar fees relating to the Fund's investments, including closing fees, assignment fees, agent fees, rating agency fees and administrative fees associated with processing investments (e.g., Clearpar trading closing fees).

7.   <u>Compliance</u>.

(a)   The Subadviser agrees to assist the Adviser and the Fund in complying with the Fund's obligations under Rule 38a-1 under the 1940 Act, including but not limited to: (i) periodically providing the Fund's Chief Compliance Officer with requested information about any independent third-party reports (if available) in connection with the Subadviser's compliance program adopted pursuant to Rule 206(4)-7 under the Advisers Act ("Subadviser's Compliance Program"); (ii) reporting any material deficiencies in the Subadviser's Compliance Program to the Fund's Chief Compliance Officer within a reasonable time following the Subadviser becoming aware of such deficiency; and (iii) reporting any material changes to the Subadviser's Compliance Program to the Fund's Chief Compliance Officer within a reasonable time.   The

Subadviser understands that the Board is required to approve the Subadviser's Compliance Program on at least an annual basis, and acknowledges that this Agreement is conditioned upon the Board's approval of the Subadviser's Compliance Program.

(b)   The Subadviser agrees that it shall immediately notify the Adviser and the Fund's Chief Compliance Officer: (i) in the event that the Subadviser is aware that the SEC has placed limitations upon its activities, functions or operations, suspended or revoked its registration as an investment adviser or commenced proceedings or an investigation that may result in any of these actions; or (ii) upon having a reasonable basis for believing that the Fund has ceased to qualify or might not qualify as a regulated investment company under Subchapter M of the Code. The Subadviser further agrees to notify the Adviser immediately of any material fact known to the Subadviser about the Subadviser that is not contained in the registration statement for the Fund, or any amendment or supplement thereto, or upon the Subadviser becoming aware of any statement contained therein about the Subadviser that becomes untrue in any material respect.

(c)   The Adviser agrees that it shall immediately notify the Subadviser: (i) in the event that the SEC has placed limitations upon either of the Adviser or the Fund's activities, functions or operations, suspended or revoked the Adviser's registration as an investment adviser or commenced proceedings or an investigation that may result in any of these actions; or (ii) upon having a reasonable basis for believing that the Fund has ceased to qualify or might not qualify as a regulated investment company under Subchapter M of the Code.

(d)   The Subadviser has established and will keep in effect a business continuity plan that sets forth procedures for recovery of critical business functions at minimum operating levels and can be implemented promptly. The Subadviser shall notify the Adviser, as soon as practicable by telephone, electronic mail or such other method of prompt communication as may be available under the circumstances, of the occurrence of any event requiring the Subadviser to implement any procedures under such plan.

8.   Representations and Warranties.

(a) The Subadviser represents and warrants to the Adviser that: (i) it is registered as an investment adviser under the Advisers Act and is registered or licensed as an investment adviser under the laws of all jurisdictions in which its activities require it to be so registered or licensed; (ii) it has reviewed the registration requirements of the CEA and the National Futures Association ("NFA") relating to commodity pool operators and commodity trading advisors and is either appropriately registered with the CFTC and a member of the NFA or is exempt or excluded from CFTC registration requirements; (iii) it will maintain each such registration, license or membership in effect at all times during the term of this Agreement and will obtain and maintain such additional governmental, self-regulatory, exchange or other licenses, approvals and/or memberships and file and maintain effective such other registrations as may be required to enable the Subadviser to perform its obligations under this Agreement; (iv) it is duly organized and validly

existing, and is authorized to enter into this Agreement and to perform its obligations hereunder; (v) it has policies and procedures to ensure compliance with economic sanctions programs ("Sanctions"), including but not limited to those administered or promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Control, the European Union, and the United Nations Security Council; (vi) neither the execution or delivery of this Agreement by the Subadviser nor any action taken in its performance of its obligations hereunder shall cause the Fund or the Adviser to be in violation of Sanctions; and (vii) neither the execution or delivery of this Agreement by the Subadviser nor its performance of its obligations hereunder shall conflict with, violate, breach or constitute a default under any term or provision of its constituent or governing documents or any indenture, mortgage, deed of trust, instrument, agreement or other document to which the Subadviser is a party or by which it is bound or to which any of its assets are subject or any applicable statute, law, rule, regulation, order or other legal requirement applicable to the Subadviser or any of its assets that would reasonably be expected to have a material adverse impact on the Subadviser's ability to perform its obligations under this Agreement.

(b) The Subadviser shall promptly notify the Adviser and the Fund in writing of the occurrence of any of the following events: (i) any breach of this Agreement; (ii) any of the representations and warranties of the Subadviser contained herein becomes untrue after the execution of this Agreement; (iii) the Subadviser becomes aware that it is or likely may become subject to any statutory disqualification pursuant to Section 9(b)of the 1940 Act or otherwise that prevents the Subadviser from serving as an investment adviser or performing its duties pursuant to this Agreement; (iv) the Subadviser shall have been served or otherwise becomes aware of any action, suit, proceeding, inquiry or investigation applicable to it, at law or in equity, before or by any court, public board or body, involving or in any way relevant to the affairs of the Fund; (v) any of the named portfolio managers of the Fund ("Key Personnel") are no longer active, or are proposed to no longer be active, in the day-to-day management of and/or trading decisions for the Fund; (vi) any change in any of the Key Personnel and/or any change concerning any of the Key Personnel (including, without limitation, any change in the location of any such person or any adverse change in the position, function, regulatory or licensing status or other circumstances of any such person) which may adversely affect the Fund; (vii) any proposed change in control of the Subadviser; and (viii) any proposed assignment of this Agreement. The Subadviser further agrees to notify the Adviser and the Fund promptly if any statement regarding the Subadviser contained in the Fund's Registration Statement with respect to the Fund, or any amendment or supplement thereto, becomes untrue or incomplete in any material respect.

9. Documents. The Adviser has delivered to the Subadviser copies of each of the following documents and will deliver to it all future amendments and supplements, if any:

(a) Declaration of Trust of the Fund, as amended from time to time, as filed with the Secretary of the State of Delaware (such Declaration of Trust, as in effect on the date hereof and as amended from time to time, are herein called the "Declaration of Trust");

8

(b)   By-Laws of the Fund, as amended from time to time (such By-Laws, as in effect on the date hereof and as amended from time to time, are herein called the "By-Laws");

(c)   Certified Resolutions of the Board authorizing the appointment of the Subadviser and approving the form of this Agreement;

(d)   Registration statement under the 1940 Act and the 1933 Act, as amended, on Form N-2, as filed with the SEC relating to the Fund and the Fund's shares, and all amendments thereto;

(e)   Any press releases relating to the Fund;

(f)   All financial statements of the Fund; and

(g)   Notification of Registration of the Fund under the 1940 Act on Form N-8A, as filed with the SEC, and all amendments thereto.

10.   <u>Books and Records</u>. The Subadviser agrees to maintain, in the form and for the period required by Rule 31a-2 under the 1940 Act or such longer period as the Adviser or Fund may direct, all records relating to the Subadviser's services under this Agreement and the Fund's investments made by the Subadviser as are required by Section 31 under the 1940 Act, and rules and regulations thereunder, and by other applicable legal provisions, including the Advisers Act, the 1934 Act, the CEA, and rules and regulations thereunder, and the Fund's compliance policies and procedures, and to preserve such records for the periods and in the manner required by that Section, and those rules, regulations, legal provisions and compliance policies and procedures. In compliance with the requirements of Rule 31a-3 under the 1940 Act, any records required to be maintained and preserved pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the 1940 Act which are prepared or maintained by the Subadviser on behalf of the Fund are the property of the Fund and shall be surrendered promptly to the Fund or the Adviser on request.

The Subadviser agrees that all accounts, books and other records maintained and preserved by it as required hereby shall be subject at any time, and from time to time, to such periodic, special and other examinations by the SEC, the Fund's auditors, the Fund or any representative of the Fund (including, without limitation, the Fund's Chief Compliance Officer), the Adviser, or any governmental agency or other instrumentality having regulatory authority over the Adviser or the Fund.

11.   <u>Cooperation</u>. Each party to this Agreement agrees to cooperate with each other party and with all appropriate governmental authorities having the requisite jurisdiction (including, but not limited to, the SEC) in connection with any investigation or inquiry relating to this Agreement or the Fund.

12.   <u>Reference to the Subadviser</u>. The Adviser and the Fund are authorized to publish and distribute any information, including but not limited to registration statements, advertising or promotional material, regarding the provision of sub-investment advisory services by the

Subadviser pursuant to this Agreement and to use in advertising, publicity or otherwise the name of the Subadviser, or any trade name, trademark, trade device, service mark, symbol or logo of the Subadviser, with the prior written consent of the Subadviser. In addition, the Adviser may distribute information regarding the provision of sub-investment advisory services by the Subadviser to the Board with the prior written consent of the Subadviser. The Adviser shall provide copies of such items to the Subadviser upon request within a reasonable time following such use, publication or distribution.

13.   Confidentiality. The Subadviser will treat as proprietary and confidential any information obtained in connection with its duties hereunder, including all records and information pertaining to the Fund and their prior, present or potential shareholders (collectively, the "Information"), unless required by law or expressly permitted herein. The Subadviser will not use such Information for any purpose other than the performance of its responsibilities and duties hereunder, unless expressly permitted herein. Such Information may not be disclosed except (i) after prior notification to and approval in writing (including electronic mail) by the Fund or its legal counsel; (ii) to its affiliates and its and its affiliates' directors, officers, employees and agents, including accountants, rating agencies, portfolio management servicers, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (iii) in connection with the exercise of any remedies hereunder or any suit action or proceeding relating to this Agreement or the enforcement of rights hereunder; (iv) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of, or any prospective assignee of, any of its rights and obligations under this Agreement in accordance with the terms of this Agreement; (v) to the extent such Information (a) becomes publicly available other than as a result of a breach of this Section or (b) becomes available to the Subadviser on a on a non-confidential basis from a source other than in connection with its duties hereunder; (vi) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about the Subadviser's or the Fund's investment portfolio in connection with ratings issued with respect to the Fund or the Subadviser or its managed funds; (vii) in connection with any public filing by the Subadviser or any of its affiliates and to service providers to the Subadviser with respect to such filing; (viii) to any financial institution that is a lender (or other provider of financing) to the Subadviser (with respect to sub-items (vii) and (viii), it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (ix) if such disclosure is expressly required or requested by applicable federal or state regulatory authorities or (x) otherwise required by law or regulation or by any subpoena or similar legal process.

14.   Control. Notwithstanding any other provision of the Agreement, it is understood and agreed that the Adviser shall at all times retain the ultimate responsibility for and control of all functions performed pursuant to this Agreement, and reserves the right to direct, approve or disapprove any action hereunder taken on its behalf by the Subadviser.

15.   Liability. Except as may otherwise be required by the 1940 Act or the rules thereunder or other applicable law, the Fund and the Adviser agree that the Subadviser, any affiliated person of the Subadviser, and each person, if any, who, within the meaning of Section

15 of the 1933 Act controls the Subadviser, shall not be liable for, or subject to any damages, expenses or losses in connection with, any act or omission connected with or arising out of any services rendered under this Agreement, except by reason of willful misfeasance, bad faith or negligence in the performance of the Subadviser's duties, or by reason of reckless disregard of the Subadviser's obligations and duties under this Agreement. Nothing in this section shall be deemed a limitation or waiver of any obligation or duty that may not by law be limited or waived.

16.   Indemnification.

(a)   The Adviser agrees to indemnify and hold harmless the Subadviser, any affiliated person of the Subadviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act controls ("controlling person") the Subadviser (all of such persons being referred to as "Subadviser Indemnified Persons") against any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) to which a Subadviser Indemnified Person may become subject under the 1933 Act, the 1940 Act, the Advisers Act, the Code, under any other statute, at common law or otherwise, arising out of the Adviser's responsibilities to the Fund, which: (i) may be based upon any willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or reckless disregard of the Adviser's obligations and duties under this Agreement, or by any of its employees or representatives or any affiliate of or any person acting on behalf of the Adviser, or (ii) may be based upon any untrue statement or alleged untrue statement of a material fact supplied by, or which is the responsibility of, the Adviser and contained in the Fund's registration statement, or the omission or alleged omission to state therein a material fact known or which should have been known to the Adviser and was required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished to the Adviser, the Fund or to any affiliated person of the Adviser by a Subadviser Indemnified Person; provided, however, that in no case shall the indemnity in favor of the Subadviser Indemnified Person be deemed to protect such person against any liability to which any such person would otherwise be subject by reason of willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of its reckless disregard of obligations and duties under this Agreement.

(b)   Notwithstanding Section 15 of this Agreement, the Subadviser agrees to indemnify and hold harmless the Adviser, any affiliated person of the Adviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act, controls ("controlling person") the Adviser (all of such persons being referred to as "Adviser Indemnified Persons") against any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) to which a Adviser Indemnified Person may become subject under the 1933 Act, 1940 Act, the Advisers Act, the Code, under any other statute, at common law or otherwise, arising out of the Subadviser's responsibilities as Subadviser of the Fund, which: (i) may be based upon any willful misfeasance, bad faith or gross negligence in the performance of the Subadviser's duties, or by reason of reckless disregard of the Subadviser's obligations and duties under this Agreement, or by any of its employees or representatives, or any affiliate of or any person acting on behalf of the Subadviser; (ii) may be based upon a failure by the Subadviser to comply with

Section 2, Paragraph (a) of this Agreement; or (iii) may be based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement or prospectus covering the shares of the Fund, or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact known or which should have been known to the Subadviser and was required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon information furnished to the Adviser, the Fund or any affiliated person of the Adviser or Fund by the Subadviser or any affiliated person of the Subadviser; provided, however, that in no case shall the indemnity in favor of a Adviser Indemnified Person be deemed to protect such person against any liability to which any such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

(c)   The Adviser shall not be liable under Paragraph (a) of this Section 15 with respect to any claim made against a Subadviser Indemnified Person unless such Subadviser Indemnified Person shall have notified the Adviser in writing within a reasonable time after the summons, notice or other first legal process or notice giving information of the nature of the claim shall have been served upon such Subadviser Indemnified Person (or after such Subadviser Indemnified Person shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability that it may have to the Subadviser Indemnified Person against whom such action is brought otherwise than on account of this Section 15. In case any such action is brought against the Subadviser Indemnified Person, the Adviser will be entitled to participate, at its own expense, in the defense thereof or, after notice to the Subadviser Indemnified Person, to assume the defense thereof, with counsel satisfactory to the Subadviser Indemnified Person. If the Adviser assumes the defense of any such action and the selection of counsel by the Adviser to represent both the Adviser and the Subadviser Indemnified Person would result in a conflict of interest and, therefore, would not, in the reasonable judgment of the Subadviser Indemnified Person, adequately represent the interests of the Subadviser Indemnified Person, the Adviser will, at its own expense, assume the defense with counsel to the Adviser and, also at its own expense, with separate counsel to the Subadviser Indemnified Person, which counsel shall be satisfactory to the Adviser and to the Subadviser Indemnified Person. The Subadviser Indemnified Person shall bear the fees and expenses of any additional counsel retained by it, and the Adviser shall not be liable to the Subadviser Indemnified Person under this Agreement for any legal or other expenses subsequently incurred by the Subadviser Indemnified Person independently in connection with the defense thereof other than reasonable costs of investigation. The Adviser shall not have the right to compromise on or settle the litigation without the prior written consent of the Subadviser Indemnified Person if the compromise or settlement results, or may result, in a finding of wrongdoing on the part of the Subadviser Indemnified Person.

(d)   The Subadviser shall not be liable under Paragraph (b) of this Section 15 with respect to any claim made against a Adviser Indemnified Person unless such Adviser Indemnified Person shall have notified the Subadviser in writing within a

reasonable time after the summons, notice or other first legal process or notice giving information of the nature of the claim shall have been served upon such Adviser Indemnified Person (or after such Adviser Indemnified Person shall have received notice of such service on any designated agent), but failure to notify the Subadviser of any such claim shall not relieve the Subadviser from any liability that it may have to the Adviser Indemnified Person against whom such action is brought otherwise than on account of this Section 15. In case any such action is brought against the Adviser Indemnified Person, the Subadviser will be entitled to participate, at its own expense, in the defense thereof or, after notice to the Adviser Indemnified Person, to assume the defense thereof, with counsel satisfactory to the Adviser Indemnified Person. If the Subadviser assumes the defense of any such action and the selection of counsel by the Subadviser to represent both the Subadviser and the Adviser Indemnified Person would result in a conflict of interest and, therefore, would not, in the reasonable judgment of the Adviser Indemnified Person, adequately represent the interests of the Adviser Indemnified Person, the Subadviser will, at its own expense, assume the defense with counsel to the Subadviser and, also at its own expense, with separate counsel to the Adviser Indemnified Person, which counsel shall be satisfactory to the Subadviser and to the Adviser Indemnified Person. The Adviser Indemnified Person shall beat the fees and expenses of any additional counsel retained by it, and the Subadviser shall not be liable to the Adviser Indemnified Person under this Agreement for any legal or other expenses subsequently incurred by the Adviser Indemnified Person independently in connection with the defense thereof other than reasonable costs of investigation. The Subadviser shall not have the right to compromise on or settle the litigation without the prior written consent of the Adviser Indemnified Person if the compromise or settlement results, or may result, in a finding of wrongdoing on the part of the Adviser Indemnified Person.

17. <u>Services Not Exclusive</u>. The services furnished by the Subadviser hereunder are not to be deemed exclusive, and except as the Subadviser may otherwise agree or has agreed in writing, the Subadviser shall be free to furnish similar services to others so long as its services under this Agreement are not impaired thereby. Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of the Subadviser, who may also be a Trustee, officer or employee of the Fund, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature.

18. <u>Duration and Termination</u>. This Agreement shall become effective on the date first indicated above. Unless terminated as provided herein, the Agreement shall remain in full force and effect for an initial period of two (2) years from the date first indicated above when following a shareholder approval, and otherwise a period of one (1) year, and continue on an annual basis thereafter, provided that such continuance is specifically approved each year by: (a) the vote of a majority of the entire Board or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund; and (b) the vote of a majority of the Board who are not parties to this Agreement or interested persons (as such term is defined in the 1940 Act) of any such party to this Agreement cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated: (A) by the Adviser at any time without penalty, upon sixty (60) days' written notice to the Subadviser and the Fund; (B) at any time without payment of any penalty by the Fund, upon the vote of a majority of the Board or a majority of the outstanding voting securities of the

Fund, upon sixty (60) days' written notice to the Adviser and the Subadviser; or (C) by the Subadviser at any time without penalty, upon sixty (60) days' written notice to the Adviser and the Fund. In the event of termination for any reason, all records of the Fund shall promptly be returned to the Adviser or the Fund, free from any claim or retention of rights in such record by the Subadviser; provided, however, that the Subadviser may, at its own expense, make and retain a copy of such records. This Agreement shall automatically terminate in the event of its assignment (as such term is described in the 1940 Act) or in the event the Management Agreement between the Adviser and the Fund is assigned or terminates for any other reason. In the event this Agreement is terminated or is not approved in the manner described above, the Sections numbered 2(f), 10, 11, 12, 13, 14, 15, 16 and 20 of this Agreement shall remain in effect, as well as any applicable provision of this Section 18.

19.   Amendments. This Agreement may be amended in accordance with the 1940 Act, provided that any amendment, alteration, waiver or modification shall be in writing duly executed by the proper officials of the parties hereto, and no amendment to this Agreement shall be effective until approved by vote of the Board, including a majority of the Trustees who are not parties to this Agreement or interested persons of any such party.

20.   Use of Name.

(a)   It is understood that the trade names and service marks Four Wood, FW or any derivatives thereof or logo associated with those names (the "Adviser Marks") are the valuable property of the Adviser and/or its affiliates, and that the Subadviser has the right to use such Adviser Marks only with the approval of the Adviser and only so long as the Adviser is Adviser to the Fund. Upon termination of the Management Agreement, the Subadviser shall forthwith cease to use such Adviser Marks. All goodwill and proprietary rights derived from the use by the Subadviser of the Adviser Marks shall inure to the Adviser's benefit.

(b)   It is understood that the trade names and service marks Recon Capital Partners, LLC, Recon Capital Partners, Recon Capital, Recon or any derivatives thereof or logo or trademark (including any corporate identifier) associated with those names or Recon generally (collectively, the "Subadviser Marks") are the valuable property of the Subadviser and/or its affiliates, and that the Fund has the right, without the right to delegate or sub-license, to use such Subadviser Marks in offering materials of the Fund or sales materials with respect to the Fund for so long as the Subadviser is a subadviser to the Fund and the Subadviser has approved such use in accordance with the following sentence. All materials bearing any Subadviser Marks must be approved in writing (including electronic mail) and in advance by the Subadviser prior to use or dissemination. Upon termination of this Agreement, the Fund shall forthwith cease to use such Subadviser Marks. All goodwill and proprietary rights derived from the use by the Fund of the Subadviser Marks shall inure to the Subadviser's benefit.

21.   Proxies; Class Actions.

(a)   The Subadviser is hereby appointed the Fund's agent and attorney-in-fact to exercise in its discretion all rights and perform all duties which may be exercisable in relation to the Fund, including without limitation the right to vote (or in its discretion, refrain from voting), tender, exchange, endorse, transfer, or deliver any securities on behalf of the Fund, to participate in or consent to any class action, distribution, plan of reorganization, creditors committee, merger, combination, consolidation, liquidation, underwriting, or similar plan with reference to such securities; and to execute and bind the Fund in waivers, consents and covenants related thereto. For the avoidance of doubt, the Subadviser has sole and full discretion to vote (or not to vote) any securities in the Fund and neither the Fund nor the Adviser will, directly or indirectly, attempt to influence the Subadviser's voting decisions. The Subadviser represents and covenants that prior to the Fund's commencement of operations it will have adopted written proxy voting policies and procedures as required under Rule 206(4)-6 of the Advisers Act, a copy of which be provided to the Fund and the Board, and that it will promptly provide (i) any updates of such policies and procedures to the Fund and the Board, (ii) its voting records with respect to the Fund's securities to the Fund or the Fund's proxy voting service, as the Fund may direct, so that the Fund meets its annual disclosure requirement pursuant to Rule 30b1-4 under the 1940 Act, and (iii) reports to the Adviser and/or the Board, as the Fund may direct, in instances where the Subadviser votes counter to its proxy voting policies.

(b)   The Subadviser shall be responsible for responding to any class action claim with respect to any of the Fund's investments and shall notify promptly the Fund of any such claims. The Subadviser shall be responsible for taking any action or rendering advice with respect to any class action claim relating to any assets held in the Fund. The Adviser will instruct the applicable service providers to forward to the Subadviser any information concerning such actions. The Subadviser will, however, forward to Adviser any information it receives regarding any legal matters involving any asset held in the Fund.

22.   <u>Status of Subadviser</u>. The Subadviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

23.   <u>Notice</u>. Any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Adviser at Four Wood Capital Advisors, LLC, 100 Wall St., 11th Floor, New York, NY 10005, Attention: Steven A. Baffico, Managing Partner and Chief Executive Officer; or (2) to the Subadviser at Recon Capital Partners, LLC, 145 Mason Street, 2nd Floor, Greenwich, CT 06830, Attention: Garrett Paolella, Managing Partner and Chief Executive Officer.

24.   <u>Miscellaneous</u>.

(a)   This Agreement shall be governed by the laws of the State of New York, provided that nothing herein shall be construed in a manner inconsistent with the 1940

Act, the Advisers Act or rules or orders of the SEC thereunder. The term "affiliate" or "affiliated person" as used in this Agreement shall mean "affiliated person" as defined in Section 2(a)(3) of the 1940 Act;

(b)   The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect;

(c)   To the extent permitted under Section 17 of this Agreement, this Agreement may only be assigned by any party with the prior written consent of the other parties;

(d)   If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be effected thereby, and to this extent, the provisions of this Agreement shall be deemed to be severable; and

(e)   Nothing herein shall be construed as constituting the Subadviser as an agent of the Adviser, or constituting the Adviser as an agent of the Subadviser.

(f)   No person or entity not a party to this Agreement shall be deemed a third-party beneficiary of this Agreement, except for the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the 14th day of May, 2015. This Agreement may be signed in counterparts.

FOUR WOOD CAPITAL ADVISORS, LLC

Attest: _____   By:_____
Name: Name:
Title: Title:

RECON CAPITAL PARTNERS, LLC

Attest: _____   By:_____
Name: Name:
Title: Title:

EAGLE GROWTH AND INCOME OPPORTUNITES FUND, only with respect to Section 3 of this Agreement.

Attest: _____   By:_____
Name: Name:
Title: Title:

EXHIBIT F

1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

June [18], 2015

Eagle Growth and Income Opportunities Fund
100 Wall St.
11th Floor
New York, NY 10005

Dear Ladies and Gentlemen:

We have acted as counsel for Eagle Growth and Income Opportunities Fund (the "Fund"), a statutory trust formed under the laws of the State of Delaware, in connection with the Registration Statement on Form N-2 (File Nos. 333-188388) (the "Registration Statement") under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, relating to the issuance and sale by the Fund of authorized shares of beneficial interest in the amount designated on the facing sheet of the Registration Statement.

We have examined originals and certified copies, or copies otherwise identified to our satisfaction as being true copies, of various corporate records of the Fund and such other instruments, documents and records as we have deemed necessary in order to render this opinion. We have assumed the genuineness of all signatures, the authenticity of all documents examined by us and the correctness of all statements of fact contained in those documents.

Based upon the foregoing, we are of the opinion that the shares being registered pursuant to the Registration Statement, when issued in accordance with the terms described in the Registration Statement, will be legally issued, fully paid, and non-assessable by the Fund. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Securities and Exchange Commission. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,